Exhibit 99.1

Management’s Discussion and Analysis of Financial Results

FORWARD-LOOKING STATEMENTS
This annual report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis of Financial Results
March 5, 2010

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2009 includes material information up to March 5, 2010. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), with non-GAAP measures such as net operating income and funds from operations reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 78 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization and certain other non-cash items. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally do not depreciate in value systematically, but fluctuate in value according to market conditions. We provide the components of net operating income on page 44 and a full reconciliation from net income to funds from operations on page 43. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties. Throughout our MD&A, we use the term “proportional” (as shown in italics) to reflect a proportionate consolidation of our 47% effective interest in the U.S. Office Fund. Proportionate amounts disclosed are non-GAAP financial measures and are based on our calculations.

At December 31, 2009, the book value of Brookfield Properties’ assets was $20.6 billion. During 2009, we generated $317 million of net income ($0.72 per diluted share) and $648 million of funds from operations ($1.48 per diluted share).

FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

(Millions, except per share amounts)	2009	2008	2007
Results of operations
Total revenue	$2,676	$2,773	$2,810
Net income	317	700	240
Net income per share - diluted	0.72	1.77	0.59
Common share dividends paid per share	0.56	0.56	0.55
Funds from operations	648	626	629
Funds from operations per share - diluted	1.48	1.59	1.57
Balance sheet data
Total assets	20,570	19,440	20,473
Commercial properties(1)	15,230	15,172	15,889
Commercial property debt(1)	11,475	11,704	12,125
Shareholders’ equity	4,826	3,410	3,078
Book value per share	9.14	8.75	7.84
(1) Includes assets and liabilities related to discontinued operations

COMMERCIAL PROPERTY OPERATIONS
Our commercial property portfolio consists of interests in 110 properties totaling 75 million square feet, including 9 million square feet of parking. Our development/redevelopment portfolio comprises interests in 13 sites totaling 15 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties; and

•	Monetizing development assets as the economy rebounds and supply constraints create opportunities.

The following table summarizes our investment by market:

			Brookfield Properties'	Book		Net Book
	Number of	Total Area	Owned Interest	Value	Debt	Equity
Region	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)
Direct
Midtown New York, New York	2	2,881	2,005	$870	$663	$207
Downtown New York, New York	5	10,315	9,359	2,880	1,773	1,107
Boston, Massachusetts	2	2,266	2,266	824	577	247
Washington, D.C.	6	2,447	1,770	513	356	157
Toronto, Ontario	8	5,440	4,637	1,055	564	491
Calgary, Alberta	8	6,534	3,268	523	473	50
Denver, Colorado	1	1,830	1,830	270	159	111
Houston, Texas	1	892	892	153	100	53
Other	2	926	926	110	112	(2)
Corporate debt	―	―	―	―	100	(100)
	35	33,531	26,953	7,198	4,877	2,321
U.S. Office Fund
Midtown New York, New York	1	1,557	777	638	187	451
Downtown New York, New York	2	3,685	3,685	1,274	390	884
Washington, D.C.	23	4,474	4,295	1,165	365	800
Los Angeles, California	6	5,686	5,452	1,261	356	905
Houston, Texas	8	8,226	7,575	1,115	240	875
U.S. Office Fund - Managed	40	23,628	21,784	5,453	1,538	3,915
Midtown New York, New York	3	2,125	1,395	595	119	476
Los Angeles, California	16	5,149	5,149	1,326	57	1,269
U.S. Office Fund – Non-Managed	19	7,274	6,544	1,921	176	1,745
Corporate Fund debt	―	―	―	―	3,963	(3,963)
	59	30,902	28,328	7,374	5,677	1,697
Canadian Office Fund
Toronto, Ontario	3	3,697	924	253	110	143
Calgary, Alberta	1	378	95	18	19	(1)
Ottawa, Ontario	6	2,777	694	93	22	71
Other	2	712	179	17	20	(3)
	12	7,564	1,892	381	171	210
Continuing Operations	106	71,997	57,173	$14,953	$10,725	$4,228
Discontinued Operations(2)	4	3,051	3,051	277	156	121
	110	75,048	60,224	$15,230	$10,881	$4,349
Office development sites		15,084	14,158	1,135	594	541
Redevelopment sites		269	269	178	―	178
Total		90,401	74,651	$16,543	$11,475	$5,068

(1) Represents consolidated interest before non-controlling interests
(2) RBC Plaza and 33 South Sixth Street in Minneapolis are currently classified as discontinued operations

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. Of our 110 commercial office properties, 25 are wholly owned, 14 are held in property-level joint ventures or co-tenancies, and 71 are held in our funds.

Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this Fund. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We fully consolidate this fund.

We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.

•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

•	Performance
Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Bank of America/Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron U.S.A., Wells Fargo/Wachovia, CIBC, RBC Financial Group, Bank of Montreal and Suncor Energy. A detailed list of major tenants is included in Part V (“Risks and Uncertainties”) of this MD&A, which begins on page 59.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, less than 9% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, approximately 7% of our leases, on average, mature annually over the next five years.

Our average lease term is seven years. The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Midtown New York			Downtown New York			Boston
			Net Rent			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		per	000's		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	4,084	6.2		612	9.4		232	1.7		253	12.7
2010	2,905	4.4	$23	361	5.5	$28	205	1.5	$18	150	7.5	$30
2011	4,608	7.0	26	132	2.0	36	681	5.0	35	454	22.8	43
2012	5,627	8.6	21	479	7.3	30	553	4.0	12	48	2.4	24
2013	11,393	17.4	29	704	10.8	34	4,771	34.8	35	32	1.6	28
2014	4,015	6.1	25	296	4.5	27	387	2.8	36	46	2.3	37
2015	7,268	11.1	22	389	6.0	29	2,173	15.8	20	3	0.2	45
2016	3,291	5.0	27	310	4.7	35	96	0.7	37	464	23.3	31
2017 & beyond	22,390	34.2	31	3,244	49.8	52	4,621	33.7	34	540	27.2	32
Parking	9,467	—	—	36	—	—	281	—	—	276	—	—
	75,048	100.0		6,563	100.0		14,000	100.0		2,266	100.0
Average market net rent			$27			$50			$28			$28
Average market gross rent			$46			$75			$48			$48
(1)Net rent at expiration of lease

	Washington, D.C.			Houston			Los Angeles
			Net Rent			Net Rent			Net Rent
	000's		Per	000's		per	000's		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	571	9.6		516	6.2		1,411	16.2
2010	265	4.5	$23	247	3.0	$12	636	7.3	$22
2011	205	3.4	26	799	9.6	14	906	10.4	22
2012	612	10.3	23	1,121	13.5	13	1,444	16.6	24
2013	411	6.9	25	788	9.5	12	921	10.6	30
2014	1,343	22.6	25	400	4.8	12	717	8.2	26
2015	367	6.2	32	920	11.1	14	592	6.8	24
2016	100	1.7	32	49	0.6	11	419	4.8	28
2017 & beyond	2,077	34.8	42	3,440	41.7	19	1,650	19.1	29
Parking	970	—	—	838	—	—	2,139	—	—
	6,921	100.0		9,118	100.0		10,835	100.0
Average market net rent			$32			$21			$22
Average market gross rent			$52			$33			$36

(1)Net rent at expiration of lease

	Toronto			Calgary			Ottawa
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	171	2.2		12	0.2		1	0.1
2010	617	8.1	$27	170	2.9	$25	9	0.5	$29
2011	482	6.3	26	656	11.0	28	14	0.8	16
2012	600	7.9	25	459	7.7	29	13	0.7	21
2013	1,658	21.8	28	502	8.4	31	1,151	65.9	19
2014	296	3.9	29	161	2.7	35	9	0.5	24
2015	658	8.6	28	1,197	20.1	29	543	31.1	14
2016	554	7.3	27	754	12.7	26	4	0.1	19
2017 & beyond	2,582	33.9	22	2,032	34.3	33	3	0.3	57
Parking	1,519	—	—	969	—	—	1,030	—	—
	9,137	100.0		6,912	100.0		2,777	100.0
Average market net rent			$23			$29			$21
Average market gross rent			$48			$45			$38

(1)Net rent at expiration of lease

	Denver			Minneapolis			Other
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	61	4.6		199	7.9		45	3.6
2010	98	7.4	$20	92	3.6	$9	55	4.4	$19
2011	97	7.3	20	50	2.0	14	132	10.5	17
2012	88	6.6	19	128	5.1	16	82	6.5	18
2013	152	11.5	23	189	7.5	7	114	9.1	17
2014	137	10.3	17	177	7.0	15	46	3.7	12
2015	60	4.5	20	147	5.8	3	219	17.5	18
2016	153	11.5	24	343	13.6	16	45	3.6	21
2017 & beyond	481	36.3	22	1,205	47.5	13	515	41.1	14
Parking	503	—	—	521	—	—	385	—	—
	1,830	100.0		3,051	100.0		1,638	100.0
Average market net rent			$20			$15			$21
Average market gross rent			$32			$27			$38

(1)Net rent at expiration of lease

COMMERCIAL DEVELOPMENT AND REDEVELOPMENT
We hold interests in 15 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have one project under development and one project under redevelopment, as outlined on page 26 of this MD&A.

The following table summarizes our commercial development projects at December 31, 2009:

							Other
			Number of	Owned Interest		Owned	Share- holder’s	Net Owned
(Square feet in 000’s) Region		Description	Sites	%	Total	Interest(1)	Interest	Interest
Direct
Manhattan West	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400	5,400	—	5,400
Bay Adelaide Centre	Toronto	Bay and Adelaide Streets	1	100%	2,600	2,600	(286)	2,314
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800	432	(48)	384
Bankers West Parkade	Calgary	West Parkade adjacent to Bankers Hall	1	50%	250	125	(15)	110
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	(132)	1,068
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	—	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	—	600
			7		11,583	11,090	(481)	10,609
U.S. Office Fund
Reston Crescent	Washington	36 acre landscaped campus in Reston, Virginia	1	100%	724	724	(387)	337
1500 Smith Street	Houston	Adjacent to 1400 Smith Street	1	100%	500	500	(267)	233
Allen Center Clay Street	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	100%	600	600	(321)	279
Five Allen Center	Houston	Adjacent to the Allen Center	1	100%	1,100	1,100	(587)	513
			4		2,924	2,924	(1,562)	1,362
Canadian Office Fund
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	577	144	(16)	128
			1		577	144	(16)	128
			12		15,084	14,158	(2,059)	12,099
Redevelopment
1225 Connecticut	Washington	Downtown Washington, D.C.	1	100%	269	269	(143)	126
Total development and redevelopment			13		15,353	14,427	(2,202)	12,225

(1) Represents the company’s consolidated interest before non-controlling interests

RESIDENTIAL DEVELOPMENT
Through our residential development business segment, we develop residential land and conduct homebuilding operations. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. These business units primarily entitle and develop land in master-planned communities and then sell these lots to other homebuilders. However, in Alberta and Ontario we also build and sell homes.

We intend to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.

We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs.

The following table summarizes our residential developments at December 31, 2009:

	Under Development		Housing Inventory		Held for Development
($ in Millions)	Number of Lots/Acres	Book Value	Number of Units	Book Value	Number of Acres	Book Value
Single Family (Lots)
Alberta	1,827	$247	165	$21	6,385		$477
Ontario	―	―	341	48	1,488		57
Colorado	996	53	―	―	2,299		153
Texas	80	4	―	―	3,946		102
Missouri	93	3	―	―	205		8
Total Single Family (Lots)	2,996	$307	506	$69	14,323		$797
Total Single Family (Acre Equivalent)(1)	546

Multi-Family and Commercial (Acres)
Alberta	136	$52	265	$32	―	$	―
Colorado	10	2	―	―	―		―
Texas	1	―	―	―	―		―
Total Multi-Family and Commercial (Acres)	147	$54	265	$32	―	$	―
Total Book Value		$361		$101			$797

(1)Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. Although net income is calculated in accordance with GAAP, net operating income and funds from operations are both non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  We provide the components of net operating income on page 44 and a full reconciliation from net income to funds from operations on page 43 of this MD&A.

Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.

Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions.

Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. Although we believe that funds from operations is the most relevant measure to analyze real estate, as commercial properties generally do not depreciate in value systematically, but fluctuate in value according to market conditions, we believe that funds from operations, net operating income and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP and should not be considered an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset book value was $20.6 billion at December 31, 2009, up $1.2 billion as compared with December 31, 2008 largely as a result of a common and preferred share equity offering in the third quarter of 2009 as well as the strengthening of the Canadian dollar. The following is a summary of our assets:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Dec. 31, 2009	Dec. 31, 2009	Dec. 31, 2008
Commercial properties	$11,044	$14,953	$14,901
Commercial developments	1,189	1,313	1,225
Residential developments	1,259	1,259	1,196
Receivables and other	1,888	1,952	918
Intangible assets	303	517	637
Restricted cash and deposits	83	101	116
Cash and cash equivalents	140	176	157
Assets related to discontinued operations(2)	299	299	290
Total	$16,205	$20,570	$19,440

(1) Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund
(2)
Includes $277 million of commercial properties and $22 million of other assets associated with discontinued operations at December 31, 2009 (December 31, 2008 - $271 million and $19 million, respectively)

COMMERCIAL PROPERTIES
The book value of our commercial properties was $15.0 billion as at December 31, 2009 up $0.1 billion from the balance at December 31, 2008. During 2009, Bankers Court in Calgary, and 77 K Street and Two Reston Crescent in Washington, D.C. were reclassified from commercial developments to commercial properties. Offsetting these increases were the sale of One Bethesda Center in Washington, D.C. and the 90% dilution of our interest in 1625 Eye Street in Washington, D.C. during the fourth quarter of 2009. The consolidated carrying value of our North American commercial properties is approximately $262 per square foot, significantly less than the estimated replacement cost of these assets.

A breakdown of our commercial properties by region is as follows:

		Brookfield Properties'	Dec. 31, 2009		Dec. 31, 2008
	Total Area	Owned Interest	Book Value	Book Value	Book Value	Book Value
Region	000's Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	per Sq. Ft.	(Millions)	Per Sq. Ft.
Midtown, New York, New York	4,438	2,782	$1,508	$542	$1,523	$547
Downtown, New York, New York	14,000	13,044	4,154	318	4,206	322
Boston, Massachusetts	2,266	2,266	824	364	825	364
Washington, D.C.	6,921	6,065	1,678	277	1,801	281
Los Angeles, California	5,686	5,452	1,261	231	1,261	231
Houston, Texas	9,118	8,467	1,268	150	1,290	152
Toronto, Ontario	9,137	5,561	1,308	235	1,147	206
Calgary, Alberta	6,912	3,363	541	161	421	129
Ottawa, Ontario	2,777	694	93	134	81	117
Denver, Colorado	1,830	1,830	270	148	274	150
Other	1,638	1,105	127	115	114	103
Total Managed	64,723	50,629	13,032	257	12,943	254
Midtown, New York, New York	2,125	1,395	595	427	603	432
Los Angeles, California	5,149	5,149	1,326	258	1,355	267
Total Non-Managed	7,274	6,544	1,921	294	1,958	303
Continuing operations	71,997	57,173	14,953	262	14,901	260
Discontinued operations	3,051	3,051	277	91	271	89
Total	75,048	60,224	$15,230	$253	$15,172	$251

(1) Represents the company’s consolidated interest before non-controlling interests

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs in 2009 totaled $126 million, compared with the $137 million expended in 2008.

Tenant installation costs are summarized as follows:

(Millions)	2009	2008
Leasing commissions	$35	$31
Tenant improvements	91	106
Total	$126	$137

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for year ended December 31, 2009 totaled $60 million, compared with $77 million during 2008. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations to our capital expenditures vary period over period based on required and planned expenditures on our properties. In the current year we incurred costs related to roof repairs, elevator upgrades, lobby renovations, fire safety at various properties as well as costs associated with the re-cladding of First Canadian Place in Toronto. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. During 2009, $26 million of our total capital expenditures were recoverable, compared with $19 million in the prior year.

ASSETS RELATED TO DISCONTINUED OPERATIONS
At December 31, 2009 and 2008, four properties met the criteria for being classified as discontinued operations, the RBC Plaza buildings, including Gaviidae I and II, and 33 South Sixth Street in Minneapolis, resulting in $299 million of assets and $174 million of liabilities being classified as assets and liabilities related to discontinued operations, respectively, in connection with these properties at December 31, 2009 (December 31, 2008 - $290 million and $217 million, respectively).

COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of development and redevelopment land and infrastructure was $1,313 million at December 31, 2009, an increase of $88 million from $1,225 million at December 31, 2008. The increase is primarily attributable to active construction at Bay Adelaide Center in Toronto and 1225 Connecticut Avenue in Washington, D.C.; offset by the reclassification of 77 K Street and Reston Crescent in Washington, D.C. and Bankers Court in Calgary to commercial properties as well as the reclassification of Waterview, which consists of residential condominiums and a hotel in Washington D.C., to other assets in 2009.

The details of the commercial property development portfolio and related book values are as follows:

		Sq. Ft. Currently
	Buildable	Under Construction	Book Value	Book Value
(Millions)	Sq. Ft. (000’s)	(000’s)	Dec. 31, 2009	Dec. 31, 2008
Active developments
Bay Adelaide Centre, Toronto	2,600	1,160	$692	$510
Planning
Manhattan West, New York	5,400		286	269
Herald Site, Calgary	1,200		56	47
Others			101	103
1500 Smith Street, Houston	500
Five Allen Center, Houston	1,100
Allen Center Clay Street, Houston	600
Reston Crescent, Washington, D.C.	724
1501 Tremont Place, Denver	733
Block 173, Denver	600
Bankers West Parkade, Calgary	250
Brookfield Place III, Toronto	800
300 Queen Street, Ottawa	577
Total developments	15,084	1,160	1,135	929
Redevelopment
1225 Connecticut Avenue, Washington, D.C.	269	269	178	151
Reclassified
Two Reston Crescent, Washington, D.C. (1)				42
77 K Street, Washington, D.C. (1)				44
Bankers Court, Calgary(2)				40
Waterview, Washington, D.C.(3)				19
Total developments and redevelopments	15,353	1,429	$1,313	$1,225

(1) During the fourth quarter of 2009, these properties were reclassified to commercial properties
(2) During the third quarter of 2009, this property was reclassified to commercial properties
(3) During the first quarter of 2009, this property was reclassified to other assets

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 15 million square feet of high-quality, centrally-located development and redevelopment properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved. The following is a summary of the development activity currently taking place in connection with our active development and redevelopments:

•
Bay Adelaide Centre in Toronto represents one of our largest development projects. Ground-breaking on Phase I of this project took place in July of 2006 and the opening took place in September of 2009. Phase I represents approximately 1.2 million square feet of a three-phase project expected to total 2.6 million square feet and is 74% leased. Due to the continuous construction on Phase I as well as the impact of foreign exchange, the book value of this site has increased by $182 million since December 31, 2008.

•
1225 Connecticut Avenue in Washington, D.C. is a property that was acquired as part of the Trizec portfolio. This site was reclassified to redevelopment in the third quarter of 2007. The book value increased by $27 million since December 31, 2008 as a result of capitalized costs. Construction on this site is substantially complete. The building is 100% leased and will be classified as operating in the first quarter of 2010.

•	Varying degrees of development activity is also taking place at our other sites as we continue to move them through the planning phases.

Expenditures for development and redevelopment of commercial properties totaled $160 million in 2009 compared with $379 million in 2008. The decrease is due to lower construction costs as a result of reaching substantial completion on all of our active projects as mentioned above as well as the reclassification of 77 K Street and Reston Crescent in Washington, D.C. and Bankers Court in Calgary to commercial properties as well as the reclassification of Waterview, which consists of residential condominiums and a hotel in Washington D.C., to other assets in 2009.

The details of development and redevelopment expenditures are as follows:

(Millions)	2009	2008
Construction costs	$66	$320
Capitalized NOI	(10)	(4)
Interest capitalized	50	62
Property taxes and other	24	1
Tenant improvements	30	—
Total	$160	$379

Further details on our active developments and redevelopments as at December 31, 2009 are as follows:

				Owned Interest(1)
	Square Feet
	Currently Under		Expected			Estimated	Total		Estimated
	Construction		Date of	%	Investment	Total	Construction	Amount	NOI at
(Millions)	(000’s)		Completion	Pre-leased	to Date	Investment	Loan	Drawn	Stabilization
	Active developments
	Bay Adelaide Centre, Toronto	1,160	Complete(2)	74%	$517	$517	$399	$367	$37
	Redevelopments
1225 Connecticut, Washington, D.C.		269	Complete(2)	100%	178	182	―	―	12
	Total	1,429			$695	$699	$399	$367	$49

(1)Represents the company’s consolidated interest before non-controlling interests
(2)Substantially complete as at December 31, 2009

RESIDENTIAL DEVELOPMENTS
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at December 31, 2009 was $1,259 million, compared with $1,196 million at the end of 2008. The increase was primarily attributable to foreign exchange fluctuations due to the strengthening of the Canadian dollar since December 31, 2008.

The details of our residential development property portfolio are as follows:

(Millions)	Dec. 31, 2009	Dec. 31, 2008
Under development	$361	$390
Housing inventory	101	88
Held for development	797	718
Total	$1,259	$1,196

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots/Acres		Book Value (Millions)
Under development	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Single Family (Lots)
Alberta	1,827	2,960	$247	$267
Ontario	―	180	―	7
Colorado	996	998	53	60
Texas	80	106	4	5
Missouri	93	94	3	5
Total Single Family (Lots)	2,996	4,338	$307	$344
Total Single Family (Acre Equivalent)(1)	546	744

Multi-Family and Commercial (Acres)
Alberta	136	141	$52	$44
Colorado	10	10	2	1
Texas	1	6	―	1
Total Multi-Family and Commercial (Acres)	147	157	$54	$46
Total Book Value			$361	$390

(1)Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Number of Units		Book Value (Millions)
Housing Inventory	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Single Family
Alberta	165	86	$21	$14
Ontario	341	388	48	40
	506	474	69	54
Multi-Family
Alberta	265	173	32	34
Total	771	647	$101	$88

	Number of Acres		Book Value (Millions)
Held for Development	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Alberta	6,385	6,200	$477	$408
Ontario	1,488	1,854	57	46
Colorado	2,299	2,628	153	146
Texas	3,946	3,734	102	99
Missouri	205	221	8	19
Total	14,323	14,637	$797	$718

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased to $1,952 million at December 31, 2009 from $918 million at December 31, 2008 largely due to a $648 million loan receivable from our parent company, Brookfield Asset Management Inc. (“BAM”). During the third quarter of 2009, we raised proceeds from a common share offering and a preferred share issuance, of which a portion was put on deposit with BAM. This loan receivable earns interest at a rate of LIBOR plus 42.5 basis points.

The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2009	Dec. 31, 2008
Accounts receivable	$136	$137
Straight-line rent and free rent receivables	438	409
Loan receivable from affiliate(1)	648	―
Investments	96	―
Residential receivables and other assets	343	241
Prepaid expenses and other assets	291	131
Total	$1,952	$918

(1)Refer to page 70 for further details

Included in prepaid expenses and other assets is a $128 million investment in loans secured by commercial property with a face value of approximately $190 million, bearing interest at LIBOR plus 1.75% and maturing between December 31, 2011 and December 31, 2012. These loans are classified as loans and receivables and, accordingly, carried at amortized cost.

Investments include interests retained in 1625 Eye Street in Washington, D.C., following a transaction in the fourth quarter of 2009 that diluted our ownership interest in the property by 90%. In connection with this transaction, we received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. We also retained a 10% common equity interest, initially recorded at $4 million. Following the transaction, we neither control nor exercise significant influence over 1625 Eye Street. These equity interests are classified as available-for-sale.

INTANGIBLE ASSETS
We have $517 million of lease origination costs, tenant relationships, above-market leases and below-market ground leases, net of related accumulated amortization at December 31, 2009 (December 31, 2008 - $637 million), which resulted from acquisitions of individual commercial properties and portfolios in recent years.

The components of intangible assets are as follows:

(Millions)	Dec. 31, 2009	Dec. 31, 2008
Intangible assets
Lease origination costs	$335	$382
Tenant relationships	431	499
Above-market leases and below-market ground leases	58	66
	824	947
Less accumulated amortization
Lease originations costs	(178)	(151)
Tenant relationships	(111)	(138)
Above-market leases and below-market ground leases	(18)	(21)
Total net	$517	$637

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $101 million at December 31, 2009 from $116 million at December 31, 2008. The decrease is principally a result of the payment of property tax escrows related to certain of our properties during 2009.

CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

As at December 31, 2009, cash balances increased to $176 million from $157 million at December 31, 2008 principally as a result of proceeds raised from a common share offering and preferred share issuance during the third quarter of 2009. In addition, our corporate revolver was paid down to nil from $221 million at the end of 2008 and our revolving credit facility supporting our residential operations was paid down to $177 million from $434 million at the end of 2008.

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $20.6 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity over the past two years are as follows:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Dec. 31, 2009	Dec. 31, 2009	Dec. 31, 2008
Liabilities
Commercial property debt	$8,310	$11,319	$11,505
Accounts payable and other liabilities	893	1,100	1,241
Intangible liabilities	358	581	707
Future income tax liabilities	208	208	174
Liabilities related to discontinued operations(2)	174	174	217
Capital securities - corporate	1,009	1,009	882
Capital securities - fund subsidiaries	―	415	711
Non-controlling interests - fund subsidiaries	―	511	212
Non-controlling interests - other subsidiaries	64	64	68
Preferred equity - subsidiaries	363	363	313
Shareholders' equity
Preferred equity - corporate	304	304	45
Common equity	4,522	4,522	3,365
Total	$16,205	$20,570	$19,440

(1)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund
(2)	Includes $156 million of commercial property debt and $18 million of other liabilities related to discontinued operations at December 31, 2009 (December 31, 2008 – $199 and $18 million, respectively)

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $11.3 billion at December 31, 2009, compared with $11.5 billion at December 31, 2008. The decrease is attributable to the paydown of our Corporate Revolver using proceeds from common and preferred equity offerings in the third quarter of 2009 as well as principal amortization payments, offset by various refinancings and the impact of foreign exchange. Commercial property debt at December 31, 2009 had a weighted average interest rate of 4.81% (December 31, 2008 – 5.07%). The decrease is largely attributable to the reduction in LIBOR during 2009, as $2.7 billion of our floating rate debt within the U.S. Office Fund and approximately $160 million of floating rate debt outside of the U.S. Office Fund is based on LIBOR. Almost all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund.

Select financial ratios are set out in the following table:

	Three-Year	Annual Results
Objective	Average	2009	2008	2007
Debt-to-total-market-capitalization	58%	57%	69%	47%
Non-recourse debt as a percentage of total(1)	95%	96%	94%	94%
Interest expense coverage	2.1x	2.3x	2.1x	2.0x

(1) Non-recourse to Brookfield Properties

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At December 31, 2009, the average term to maturity of our commercial property debt was five years, compared to our average lease term of seven years.

The tightening of the credit markets has posed a significant challenge to property owners and managers. However, in spite of these conditions, we were successful in refinancing or extending $1.3 billion of commercial property debt during 2009. We believe completing these financings in this tough credit environment is a validation of our strategy of owning high-quality assets in North America’s top markets.

The details of our refinancing activity are as follows:

					Balance at
(Millions)		Interest Rate %	Maturity Date	Mortgage/Loan	Dec. 31, 2009(1)
First Quarter
Corporate Revolver	Refinanced	LIBOR + 375bps	June 2011	$413	$ ―
Bethesda Crescent	Extended	6.90%	April 2011	33	31
Two Ballston Plaza	Extended	6.90%	April 2011	25	24
Second Quarter
2000 L Street	Refinanced	LIBOR + 400bps	April 2014	56	55

RBC Plaza	Refinanced	LIBOR + 300bps(2)	April 2012	70	68

Suncor Energy Centre	Refinanced	6.38%	June 2014	206	206

Enbridge Tower	Refinanced	6.50%	July 2019	6	6

Third Quarter
Term Facility	Refinanced	LIBOR + 375bps(3)	September 2010	100	100
Silver Spring Metro Plaza / 2401 Pennsylvania Avenue / 1250 Connecticut Avenue	Extended	6.00%	September 2011	160	156
Fourth Quarter
West 31st Street	Refinanced	LIBOR + 400bps(3)	January 2012	105	105
First Canadian Place	Refinanced	5.37%	December 2014	78	73
Place de Ville	Extended	7.81%	February 2010	5	5
Total				$1,257	$829
(1) Net of transaction costs
(2) LIBOR floor of 2.5%
(3) LIBOR floor of 2%

We have $713 million of committed corporate credit facilities consisting of a $413 million revolving credit facility from a syndicate of banks and a $300 million line from BAM. At December 31, 2009, the balance drawn on these facilities was nil and nil, respectively (balances drawn at December 31, 2008 were $221 million and nil, respectively). We incurred $1 million in interest expense related to the line from BAM in 2009 (2008 – nil). Additionally, we have a term loan facility, which was refinanced during the third quarter of 2009 at a rate of LIBOR + 375 basis points (with a LIBOR floor of 2%). The outstanding balance at December 31, 2009 on this facility was $100 million (December 31, 2008 - $104 million) and it matures on September 30, 2010.

As at December 31, 2009, we had $15 million (December 31, 2008 - $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil for the year ended December 31, 2009, consistent with 2008.

The details of commercial property debt at December 31, 2009 are as follows:

					Dec. 31, 2009(1,2)
($ in millions)	Location	Rate %	Maturity Date		Proportional(3)	Consolidated	Mortgage Details
Direct
77 K Street	Washington, D.C.	4.43	April	2010	$34	$34	Partial-recourse, fixed rate
Bay Adelaide Centre(4)(5)	Toronto	1.75	July	2010	367	367	Non-recourse, floating rate
Bankers Court	Calgary	1.90	October	2010	42	42	Non-recourse, floating rate
245 Park Avenue	New York	6.65	February	2011	221	221	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	7.26	March	2011	31	31	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	August	2011	66	66	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September	2011	100	100	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November	2011	75	75	Non-recourse, fixed rate
West 31st Street(4)	New York	6.00	January	2012	105	105	Partial-recourse, floating rate
300 Madison Avenue	New York	0.53	April	2012	42	42	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	56	56	Non-recourse, fixed rate
RBC Plaza(6)	Minneapolis	5.50	April	2012	68	68	Non-recourse, floating rate
Royal Centre	Vancouver	4.96	May	2012	112	112	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	21	21	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February	2013	21	21	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April	2013	313	313	Non-recourse, fixed rate
Hudson’s Bay Centre (7)	Toronto	5.20	May	2013	104	104	Non-recourse, fixed rate
75 State Street	Boston	5.50	June	2013	297	297	Partial-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	317	317	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	188	188	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	159	159	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April	2014	159	159	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	6.38	June	2014	206	206	Partial recourse, fixed rate
Two World Financial Center	New York	10.80	September	2014	124	124	Non-recourse, floating rate
53 State Street	Boston	5.96	August	2016	280	280	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	309	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	835	835	Non-recourse, fixed rate
West 33rd Street(4)	New York	5.90	April	2018	122	122	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	18	18	Non-recourse, fixed rate
33 South Sixth Street(6)	Minneapolis	8.72	May	2028	88	88	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	152	152	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	400	Non-recourse, fixed rate
Total Direct		6.02			$5,527	$5,527
U.S. Office Fund
Waterview	Washington, D.C.	2.25	August	2010	$3	$5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	April	2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April	2011	19	31	Non-recourse, fixed rate
Silver Spring Metro Plaza(8)	Washington, D.C.	6.00	September	2011	58	94	Non-recourse, fixed rate
2401 Pennsylvania Avenue(8)	Washington, D.C.	6.00	September	2011	10	17	Non-recourse, fixed rate
1250 Connecticut(8)	Washington, D.C.	6.00	September	2011	28	45	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November	2012	―	12	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.30	May	2013	―	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October	2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	66	107	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.24	April	2014	34	55	Non-recourse, floating rate
Grace Building	New York	5.54	July	2014	116	187	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	―	107	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	142	229	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	28	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	30	49	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	242	390	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	12	20	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May	2011	142	303	Non-recourse, fixed rate
U.S. Fund corporate debt(9)	—	2.73	October	2011	1,295	3,067	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	0.98	October	2011	279	593	Non-recourse, floating rate
Total U.S. Office Fund		3.77			$2,668	$5,677

(1)	Represents the company’s consolidated interest before non-controlling interests
(2)	Net of $51 million of transaction costs
(3)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund
(4)	Development debt
(5)	Has a one-year extension option available at maturity. The criteria to extend to 2011 have been met as of December 31, 2009
(6)	Commercial property debt of $156 million relates to discontinued operations
(7)	Has a two-year extension option to May 2015 which is available to the company provided certain debt service and loan-to-value thresholds are met
(8)	Property debt is cross-collateralized
(9)	As at December 31, 2009 $1 billion of our proportional amount of this debt has been swapped to fixed rate at an average rate of 1.38%

					Dec. 31, 2009(1,2)
($ in millions)	Location	Rate %	Maturity Date		Proportional(3)	Consolidated	Mortgage Details
Canadian Office Fund
Place de Ville I	Ottawa	7.81	February	2010	$5	$5	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June	2012	10	10	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January	2014	1	1	Non-recourse, fixed rate
First Canadian Place	Toronto	5.37	December	2014	73	73	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December	2017	27	27	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December	2017	19	19	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December	2017	14	14	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.50	July	2019	6	6	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January	2024	16	16	Non-recourse, fixed rate
Total Canadian Office Fund		5.75			$171	$171

Corporate
Term Facility	―	5.75	September	2010	$100	$100	Recourse, floating rate
Corporate Revolver(4)	―	4.15	December	2010	―	―	Recourse, floating rate
Corporate Revolver	―	3.98	June	2011	―	―	Recourse, floating rate
Total Corporate					$100	$100
Total Commercial Property Debt		4.81			$8,466	$11,475

(1)Represents the company’s consolidated interest before non-controlling interests
(2)Net of transaction costs
(3)Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund
(4)Represents corporate line from BAM

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total(2)	Dec. 31, 2009
2010	$175	$553	$728	3.65%
2011(3)	209	4,671	4,880	3.34%
2012	204	371	575	6.02%
2013	65	1,365	1,430	5.89%
2014	44	1,204	1,248	5.22%
2015 and thereafter	664	1,950	2,614	6.18%
Total commercial property debt	$1,361	$10,114	$11,475	4.81%

(1)Paid through our annual cash flows
(2) Includes $156 million of commercial property debt related to discontinued operations at December 31, 2009 (December 31, 2008 -$199 million)
(3)Corporate mezzanine debt of $3,067 million within the U.S. Office Fund matures in 2011

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due By Period
(Millions)	Total	Less than 1 year	2 - 3 Years	4 - 5 Years	After 5 Years
Commercial property debt(1)	$11,475	$728	$5,455	$2,678	$2,614
Residential development debt	177	131	46	―	―
Capital securities - corporate	1,009	190	―	380	439
Interest expense(2)
Commercial property debt	2,412	520	770	428	694
Capital securities - corporate	245	55	90	70	30
Minimum rental payments - ground leases(3)	1,571	28	56	56	1,431

(1)Net of transaction costs and includes $156 million of debt associated with discontinued operations
(2)Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)Represents payments on properties situated on land held under leases or other agreements

Credit Ratings
We are currently rated by two credit rating agencies, Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s Rating Service (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time.

The credit ratings for the company at December 31, 2009 and at the date of this report were as follows:

	DBRS	S&P
Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)
Outlook	―	Negative

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell the company’s common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are fully or proportionately consolidated in our financial statements except for our investment in Brookfield LePage Johnson Controls and a 23.75% investment in Oakridges, which is a residential development project in Toronto, which are both equity accounted.

We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. The financial effect of this litigation is not currently determinable.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 24 to our consolidated financial statements.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $1,100 million at December 31, 2009, compared with $1,241 million at December 31, 2008. Accounts payable and accrued liabilities increased to $693 million from $598 million at December 31, 2008 primarily due to the strengthening of the Canadian dollar in 2009. Land development debt decreased to $177 million from $434 million at December 31, 2008 due to the paydown of a significant portion of corporate bank lines using funds we received from the equity offerings in the third quarter of 2009. Our land development financing is primarily recourse to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 4.01% at December 31, 2009 (December 31, 2008 – 3.87%).

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Dec. 31, 2009	Dec. 31, 2008
Accounts payable and accrued liabilities	$693	$598
Straight-line rent payable	82	70
Residential payables and accrued liabilities	148	139
Land development debt	177	434
Total	$1,100	$1,241

Included in accounts payable and accrued liabilities is a loan payable of $92 million maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

INTANGIBLE LIABILITIES
Intangible liabilities consist of below-market tenant leases and above-market ground lease obligations assumed on acquisitions, net of related accumulated amortization.

The components of intangible liabilities are as follows:

(Millions)	Dec. 31, 2009	Dec. 31, 2008
Intangible liabilities
Below-market leases	$937	$996
Above-market ground lease obligations	44	40
	981	1,036
Less accumulated amortization
Below-market leases	(390)	(322)
Above-market ground lease obligations	(10)	(7)
Total net	$581	$707

FUTURE INCOME TAXES
At December 31, 2009, we had a net future income tax liability of $208 million broken out as follows:

(Millions)	2009	2008
Future income tax assets:
Loss carryforwards	$190	$170
Deferred financing costs	24	6
	214	176
Future income tax liabilities:
Properties	394	277
Deferred revenue	26	41
Other	2	32
	422	350
Net future income tax liabilities	$208	$174

Together with our Canadian subsidiaries have future income tax assets of $50 million (December 31, 2008 - $45 million) that relate to non-capital losses which expire over the next 20 years and $76 million (December 31, 2008 - $73 million) which relate to capital losses which have no expiry. Our U.S. subsidiaries have future income tax assets of $64 million (December 31, 2008 - $52 million) which relate to net operating losses which expire over the next 20 years.

In December 2008, the company’s wholly-owned U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined that it would elect to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal Revenue Code section 856. Our initial REIT election was effective as of January 1, 2008. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. The company determined that BPI substantially met the qualifications for REIT status and accordingly determined that BPI will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years.

Income earned in our Canadian and U.S. operations conducted outside of the REIT structures, as well as distributions from the REIT structures, are subject to corporate tax. The company’s tax loss pools are available to reduce cash tax obligations.

CAPITAL SECURITIES – CORPORATE
Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” As at December 31, 2009 and 2008, we have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2009(1)		Dec. 31, 2008(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		190		163
Class AAA Series G	4,400,000	5.25%		109		109
Class AAA Series H	8,000,000	5.75%		189		162
Class AAA Series I	8,000,000	5.20%		190		164
Class AAA Series J	8,000,000	5.00%		190		163
Class AAA Series K	6,000,000	5.20%		141		121
Total				$1,009		$882

(1)Net of transaction costs of $3 million and $6 million at December 31, 2009 and December 31, 2008, respectively
(2)Owned by BAM; balance has been offset with a promissory note receivable from BAM
For redemption dates, refer to Note 15 of the consolidated financial statements.
For details regarding the terms on our capital securities – corporate, refer to our Annual Information Form

In December 2009, we commenced a normal course issuer bid for our Class AAA preference shares, Series F, Series G, Series H, Series I, Series J and Series K. We may, during the twelve month period commencing December 11, 2009 and ending December 10, 2010 purchase on the Toronto Exchange up approximately 5% of our issued and outstanding shares of each of these series. A copy of the Notice of Intention relating to our normal course issuer bid is available at www.sedar.com or may be requested from the company.

CAPITAL SECURITIES – FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our U.S. Office Fund are as follows:

(Millions)	Dec. 31, 2009		Dec. 31, 2008
Debt securities	$	―	$240
Redeemable equity interests		415	471
Total		$415	$711

During the second quarter of 2009, we completed a reorganization of the ownership interests in the U.S. Office Fund. As a result of the reorganization, the debt securities, which represented partner contributions to the U.S. Office Fund by way of an unsecured debenture, have been converted to non-controlling interests – fund subsidiaries.

Redeemable equity interests include $398 million representing the equity interest in the U.S. Office Fund held by our joint venture partner, The Blackstone Group (“Blackstone”). The balance of redeemable equity interests is comprised of $17 million of redeemable preferred securities bearing interest at 6%.

NON-CONTROLLING INTERESTS – FUND SUBSIDIARIES
At December 31, 2009, non-controlling interests – fund subsidiaries was $511 million (December 31, 2008 – $212 million) and represents equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium. The increase over December 31, 2008 is primarily a result of the conversion of debt securities into an equity interest by one of our partners pursuant to the reorganization of the ownership interests in the U.S. Office Fund referred to above.

NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than Brookfield Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets. Also, our residential subsidiary, Carma Inc., consolidates UCAR Development LLC, a joint venture in which it holds a 50% interest.

The following table details the components of non-controlling interests in these entities:

(Millions)	Others' Equity Ownership	Dec. 31, 2009	Dec. 31, 2008
Common shares of BPO Properties(1)	10.3%	$40	$45
Limited partnership units of Brookfield Financial Properties	0.6%	15	13
UCAR joint venture	50.0%	9	10
Total		$64	$68

(1) Canadian dollar denominated

Non-controlling interests in BPO Properties decreased to $40 million at December 31, 2009, from $45 million at December 31, 2008, primarily due to a special dividend paid during the second quarter of 2009 as well as the impact of foreign exchange.

PREFERRED EQUITY – SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $363 million of preferred equity outstanding at December 31, 2009 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interest expense. The increase over December 31, 2008 is primarily driven by the impact of foreign exchange.

The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Dec. 31, 2009	Dec. 31, 2008
	1,805,489	Series G	70% of bank prime	$43	$37
	3,816,527	Series J	70% of bank prime	91	78
	300	Series K	30-day BA + 0.4%	142	124
	2,847,711	Series M	70% of bank prime	68	58
	800,000	Series N	30-day BA + 0.4%	19	16
Total				$363	$313

During 2009, dividends of $5 million were paid on preferred shares issued by BPO Properties, compared with $13 million in 2008.

PREFERRED EQUITY – CORPORATE
At December 31, 2009 we had $304 million of preferred equity outstanding. Similar to the preferred shares issued by our subsidiaries, these preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions.

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2009	Dec. 31, 2008
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	―
Total			$304	$45

For details regarding the terms on our Class A and Class AA preferred shares, refer to our Annual Information Form
For details regarding the terms on our Class AAA preferred shares, Series L, refer to our Prospectus dated September 15, 2009

During the third quarter of 2009, we issued 11.5 million Class AAA Series L preferred shares at C$25 per share.  The proceeds from the share issuance were approximately $259 million, net of share issuance costs of $5 million. Holders of Series L shares receive fixed rate cumulative preferred cash dividends and will have the right to convert into Class AAA Series M preferred shares receiving floating rate cumulative preferred cash dividends, subject to certain conditions on September 30, 2014 and on September 30 every fiver years thereafter.

During 2009, we paid preferred dividends of $7 million, an increase of $4 million as compared with 2008. The increase is attributable to the preferred share offering in the third quarter of 2009.

Subsequent to the end of 2009, the company issued 11.5 million Class AAA Series N preferred shares at C$25 per share.

COMMON EQUITY
As at December 31, 2009, we had 501,363,940 issued and outstanding common shares. On a diluted basis, we had 516,712,705 common shares outstanding, calculated as follows:

	Dec. 31, 2009	Dec. 31, 2008
Common shares outstanding	501,363,940	391,118,440
Unexercised options	15,348,765	9,718,216
Common shares outstanding – diluted(1)	516,712,705	400,836,656
Common shares repurchased	―	2,268,600

(1) Includes all potential common shares at December 31, 2009 and December 31, 2008

We did not purchase any shares in 2009. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 38 million shares at an average price of $11.96 per share on a post-split adjusted basis.

At December 31, 2009, the book value of our common equity was $4.5 billion, compared with a market equity capitalization of approximately $6.1 billion, calculated as total common shares outstanding multiplied by $12.12, the closing price per common share on the New York Stock Exchange on December 31, 2009.

In August 2009, we entered into agreements for the issuance of 109.2 million of our common shares. Under the agreements, the underwriters purchased 54.6 million of our common shares at a price of $9.50 per share. Concurrently, BAM purchased, directly or indirectly, 54.6 million of our common shares at a price of $9.50 per share. The proceeds from the share issuances, which totaled approximately $1.02 billion net of share issuance costs of $22 million, were used for general corporate purposes, including the repayment of indebtedness and for investment purposes.

Following the offering, BAM continues to own, directly and indirectly, approximately 51% of our voting shares.

Our book value per share is calculated as follows:

(Millions, except per share information)	Dec. 31, 2009	Dec. 31, 2008
Shareholders’ equity	$4,826	$3,410
Less: preferred equity	(304)	(45)
	4,522	3,365
Add: option proceeds(1)	200	144
Fully diluted common shareholders’ equity	4,722	3,509
Fully diluted common shares outstanding	516.7	400.8
Book value per share	$9.14	$8.75

(1)Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end

Like most commercial real estate companies within our peer group, our share price has traded down materially since the latter part of 2008 and during most of 2009. Compounding the decline in 2008 and the beginning of 2009 across most major indices, commercial real estate was hit particularly hard as a result of perceived pressures on balance sheet liquidity resulting from financing risk. Companies with tenant exposure concentrated in financial service focused markets, like New York, experienced additional share price pressure. During this time, we have also seen substantial downward pressure on the market values of commercial real estate. In the second half of 2009, we’ve seen a positive trend with market prices of shares in commercial real estate companies generally back on the rise. However, we continue to remain cautious as a full recovery is likely a long way away. We continue to monitor our commercial properties and residential inventory for impairment. We are confident that the carrying values of our assets at December 31, 2009 are supported by the cashflows expected to be generated through their operations.

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:

•	discretionary capital expenditures;

•	repurchase of our stock; and

•	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue along with proceeds from financing activities will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	proceeds from asset sales; and

•	our credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle, and so enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

The sustainability of our capital strategy has been demonstrated by the $1.3 billion in debt financings completed in 2009, the proceeds from which were primarily used to refinance existing obligations.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

At December 31, 2009, we had approximately $1.8 billion of liquidity consisting of $176 million of cash, $648 million on deposit with BAM and undrawn capacity on our corporate and residential credit facilities. Subsequent to year end this was increased to $2.1 billion as a result of another preferred share offering.

Utilization of Cash Resources
The following table illustrates the utilization of cashflow generated by our operating, financing and investing activities:

(Millions)	2009	2008	Total
Operating
Decrease (increase) in land and housing inventory	$41	$(148)	$(107)
Net increase in cash from other operating activities	530	607	1,137
	571	459	1,030
Financing
Commercial and corporate borrowings, net of repayments	(275)	(181)	(456)
Land development borrowings, net of repayments	(315)	12	(303)
Other debt arranged	92	—	92
Capital securities arranged – fund subsidiaries	5	54	59
Capital securities redeemed – fund subsidiaries	(27)	(20)	(47)
Non-controlling interest contributions arranged - fund subsidiaries	6	16	22
Distributions to non-controlling interests	(20)	(36)	(56)
Net issuance (repurchase) of common shares	1,016	(35)	981
Preferred shares issued	259	—	257
Preferred share dividends	(7)	(3)	(10)
Common share dividends	(245)	(220)	(465)
	489	(413)	74
Investing
Loans receivable, net	(108)	35	73
Loans receivable - affiliate	(648)	—	(648)
Acquisitions of real estate, net	—	(16)	(16)
Dispositions of real estate, net	16	420	436
Development and redevelopment investments	(147)	(394)	(541)
Commercial property tenant improvements	(112)	(106)	(218)
Restricted cash and deposits	15	35	50
Capital expenditures	(57)	(77)	(134)
	(1,041)	(103)	(1,142)
Increase (decrease) in cash	$19	$(57)	$(38)

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs, and to fund distributions on shares. Cashflow from commercial operating activities is dependent upon occupancy levels of properties owned, rental rates achieved and timing of the collection of receivables and payment of payables.

For the years ended December 31, 2009 and 2008, operating cashflow exceeded common share dividends paid by $321 million and $239 million, respectively.

Cost of capital
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As at December 31, 2009, our weighted average cost of capital, assuming a 12% return on equity, was 6.30% (2008 – 5.30%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio. The increase over the prior year is due to an increase in our market capitalization as a result of our equity issuance.

The following schedule details the capitalization of the company at the end of 2009 and 2008 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Liabilities
Commercial property debt	4.81%	5.07%	$11,475	$11,704
Residential debt	4.01%	3.87%	177	434
Capital securities – corporate	5.42%	5.42%	1,009	882
Capital securities – fund subsidiaries(3)	10.00%	10.00%	415	711
Non-controlling interests – fund subsidiaries(3)	10.00%	10.00%	511	212
Non-controlling interests – other subsidiaries(4)	12.00%	12.00%	64	68
Preferred equity - subsidiaries	4.83%	4.19%	363	313
Shareholders’ equity
Preferred equity - corporate	6.20%	3.68%	304	45
Common equity(5)	12.00%	12.00%	6,077	3,023
Total(6)	6.30%	5.30%	$20,395	$17,392

(1)	As a percentage of average book value
(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares
(3)	Assuming 10% return on co-invested capital
(4)	Assuming 12% return on co-invested capital
(5)	Determined on a market value basis
(6)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

OPERATING RESULTS

NET INCOME
Our net income for the year ended December 31, 2009 was $317 million ($0.72 per diluted share) compared with $700 million ($1.77 per diluted share) in 2008. The prior year included a net gain of $479 million ($1.22 per diluted share) resulting from the revaluation of net future tax liabilities on the conversion of our U.S. operations into a REIT. Excluding this gain, net income increased $96 million year over year due to:

•
an increase of $14 million ($0.04 per diluted share) in commercial property operating income, as the prior period incurred $13 million of operating expenses associated with damage from Hurricane Ike to our Houston properties;

•	a decrease in interest expense of $94 million ($0.24 per diluted share) as a result of reduced LIBOR rates on our floating rate debt as well as the paydown of corporate bank lines in 2009;

•	a $7 million ($0.02 per diluted share) reduction of general and administrative expenses;

•	a decrease of $44 million ($0.11 per diluted share) in depreciation and amortization expenses as a result of properties reclassified to discontinued operations in 2009;

•	a decrease of $4 million (0.01 per diluted share) in capital securities - corporate due to the impact of foreign exchange;

•	a net increase in gains and other items recognized of $21 million ($0.05 per diluted share) driven by a gain associated with the restructuring of the U.S. Office Fund recorded in 2009; and

•
an increase in income from discontinued operations of $69 million ($0.17 per diluted share) driven by a gain of $50 million on the 90% dilution of our interest in 1625 Eye Street in Washington D.C. as a result of a joint venture arrangement with an outside partner in the fourth quarter of 2009; offset by,

•	a decrease in residential operations of $30 million ($0.08 per diluted share) mainly due to pricing pressures as well as the impact of foreign exchange;

•
a decrease in interest and other income of $23 million ($0.06 per diluted share) as the prior year included $10 million in settlement income and $12 million on condominium sales at our Waterview site in Washington, D.C;

•
a decrease in the recovery from capital securities – fund subsidiaries of $44 million ($0.11 per diluted share) primarily due to a gain of $38 million in 2008 representing the effect of a change in the estimated cash flows to settle an obligation;

•
an increase in non-controlling interests of $44 million ($0.11 per diluted share) due to a reduction in interest related to the U.S. Office Fund, which results in increased income to our fund partners, offset by an increase in our non-controlling interests – other subsidiaries; and

•	an increase in income tax expense of $16 million ($0.04 per diluted share), excluding the net gain of $479 million noted above, due to increased earnings.

Net income on a per share basis had an offsetting decrease of approximately $0.07 per share from the overall increase noted above due to the dilution impact of the common and preferred share equity offerings in the third quarter of 2009.

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

(Millions)	2009	2008	2007
Total revenue	$2,676	$2,773	$2,810
Net operating income
Commercial property operations	1,322	1,308	1,240
Residential development operations	114	144	237
Interest and other income	44	67	45
	1,480	1,519	1,522
Expenses
Interest expense
Commercial property debt	531	625	661
Capital securities – corporate	53	57	61
Capital securities – fund subsidiaries	(26)	(70)	(27)
General and administrative expense	111	118	104
Non-controlling interests
Fund subsidiaries	31	(22)	(75)
Other subsidiaries	11	20	23
Depreciation and amortization	495	539	513
Future income taxes	66	(429)	69
Other	(45)	(24)	44
Net income from continuing operations	253	705	149
Discontinued operations (1)	64	(5)	91
Net income	$317	$700	$240
Net income per share – diluted
Continuing operations	$0.57	$1.77	$0.37
Discontinued operations	0.15	—	0.22
	$0.72	$1.77	$0.59
Funds from operations per share – diluted
Continuing operations	$1.43	$1.53	$1.49
Discontinued operations	0.05	0.06	0.08
	$1.48	$1.59	$1.57

(1) Refer to page 50 for further details on discontinued operations

Our net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2009	2008	2007
Net income	$317	$700	$240
Preferred share dividends	(7)	(3)	(3)
Net income available to common shareholders	$310	$697	$237

Weighted average shares outstanding – basic	430.7	392.3	395.9
Net income per share – basic	$0.72	$1.77	$0.60

Weighted average shares outstanding – diluted	432.2	393.2	399.2
Net income per share – diluted	$0.72	$1.77	$0.59

Weighted average shares outstanding – basic	430.7	392.3	395.9
Unexercised options	1.5	0.9	3.3
Weighted average shares outstanding – diluted	432.2	393.2	399.2

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Millions)	2009	2008	2007
Net income	$317	$700	$240
Add (deduct) non-cash and certain non-recurring items:
Depreciation and amortization	495	539	513
Income taxes	66	(429)	69
Discontinued operations(1)	(40)	29	(56)
Non-controlling interests in above items(2)	(154)	(189)	(181)
Other(3)	(45)	(24)	44
Amortization of debt discount(4)	9	—	—
Funds from operations	$648	$626	$629

(1)	Represents depreciation and amortization, income taxes, impairment charges and disposition gains related to discontinued operations
(2)	Includes non-cash component of capital securities – fund subsidiaries of $73 million for the year ended December 31, 2009 (2008 – $93 million)
(3)
Represents a net foreign exchange gain in 2009 of $6 million (2008 - $24 million) as well as a net gain on the restructuring of the U.S. Office Fund of $39 million; 2007 includes $44 million of transaction costs

(4)	Represents the amortization of debt discount which formed a component of the gain recognized in connection with the restructuring of the U.S. Office Fund in the second quarter of 2009

After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

(Millions, except per share amounts)	2009	2008	2007
Funds from operations	$648	$626	$629
Preferred share dividends	(7)	(3)	(3)
	641	623	626
Funds from operations per share – diluted	$1.48	$1.59	$1.57

REVENUE
The components of revenue are as follows:

(Millions)	2009	2008	2007
Commercial property revenue
Revenue from continuing operations	$2,148	$2,163	$2,022
Recurring fee income	39	43	40
Lease termination, non-recurring fee and other income	17	10	4
Total commercial property revenue	2,204	2,216	2,066
Revenue from residential development operations	451	505	700
Revenue from commercial property and residential development operations	2,655	2,721	2,766
Interest and other(1)	21	52	44
Total	$2,676	$2,773	$2,810

(1)	Represents revenue component only - excludes impact of foreign exchange gains and losses (non-revenue) associated with our net monetary asset position on our Canadian denominated assets

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $1,322 million in 2009 compared with $1,308 million in 2008 and $1,240 in 2007.

The components of commercial property net operating income from continuing operations are as follows:

(Millions)	2009	2008	2007
Commercial property revenue
Revenue from current properties	$2,005	$1,989	$1,838
Straight-line rental income	20	35	47
Intangible lease amortization	123	139	137
Revenue from continuing operations	2,148	2,163	2,022
Recurring fee income	39	43	40
Lease termination, non-recurring fee and other income	17	10	4
Total commercial property revenue	2,204	2,216	2,066
Property operating costs	(882)	(908)	(826)
Commercial property net operating income	$1,322	$1,308	$1,240

Our Direct net operating income as well as our net operating income from our funds for the years ended 2009, 2008 and 2007 is as follows:

(Millions)	2009	2008	2007
Direct
Same property	$679	$687	$622
Properties reclassified from redevelopment	2	—	—
Recurring fee income	29	33	28
	710	720	650
U.S. Office Fund
Same property	569	543	543
Recurring fee income	2	2	3
	571	545	546
Canadian Office Fund
Same property	33	35	35
Recurring fee income	8	8	9
	41	43	44
Total commercial property net operating income	$1,322	$1,308	$1,240

Same property net operating income increased as a result of higher average rents on new leases versus expiring leases, a reduction in operating costs and increased parking income.

The components of commercial property net operating income from discontinued operations are as follows:

(Millions)	2009	2008	2007
Discontinued operations(1)
Revenue	$88	$108	$140
Property operating expenses	(40)	(53)	(67)
Net operating income from discontinued operations(1)	$48	$55	$73

(1)
Represents 1625 Eye Street and One Bethesda Center in Washington, D.C. reclassified to discontinued operations in 2009, RBC Plaza in Minneapolis, 33 South Street in Minneapolis and TD Canada Trust Tower in Toronto reclassified to discontinued operations in 2008 and Acres House in Niagara Falls reclassified to discontinued operations in 2007

Owing to our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business. However, considering the severity of the current global economic slowdown, there is a risk that companies succumbing to financial pressures may no longer have a need for all of their space leading to increased supply. To date, we have had a small number of tenants declare bankruptcy but our results have not been materially impacted by this or by the softening market conditions. In addition, we continue to reduce our lease expiry profile for the upcoming years and continue to have in-place net rents below market rents across most of our portfolio, which will continue to add stability to our results going forward.

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income and lease termination and other income. Revenue from commercial properties totaled $2,204 million during the year ended December 31, 2009 compared with $2,216 million during the same period in 2008. The decrease year over year is attributable to reductions in straight-line rent and intangible lease amortization.

Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2009, we recognized $20 million of straight-line rental revenue, as compared to $35 million during the same period in 2008.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $882 million during the year ended December 31, 2009, as compared to $908 million during the same period in 2008, primarily driven by the impact of foreign exchange.

Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income. During 2009, occupancy decreased in almost all of our regions due to lease expiries and lease terminations; however, we have managed to reduce our five-year rollover exposure by 250 basis points within our managed portfolio since the beginning of the year. At December 31, 2009, average in-place net rent throughout the portfolio was $24.15 per square foot compared with $22.68 per square foot at December 31, 2008.

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at December 31, 2009:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown	4,438	12.4	$43.59	$50
Downtown	13,719	7.0	27.27	28
Boston, Massachusetts	1,990	5.3	31.32	28
Washington, D.C.	5,951	6.6	25.13	32
Los Angeles, California	4,530	5.5	21.06	22
Houston, Texas	8,280	5.9	12.99	21
Toronto, Ontario	7,618	5.8	24.18	23
Calgary, Alberta	5,943	8.6	27.81	29
Ottawa, Ontario	1,747	4.2	17.41	21
Denver, Colorado	1,327	5.9	18.23	20
Minneapolis, Minnesota	2,530	8.6	9.10	15
Other	1,253	7.5	14.86	21
Total Managed	59,326	7.0	24.15	27
Midtown, New York	2,089	5.8	25.44	50
Los Angeles, California	4,166	5.3	22.82	22
Total Non-Managed	6,255	5.4	23.67	31
Total(1)	65,581	6.8	$24.11	$27

(1) Excludes developments

Our total managed portfolio occupancy rate decreased by 130 basis points to 95.0% at December 31, 2009 compared with 96.3% at December 31, 2008 due to lease expiries offset by lease renewals amidst challenging market conditions.

A summary of our occupancy levels for the past two years is as follows:

	Dec. 31, 2009		Dec. 31, 2008
	Leasable	%	Leasable	%
(Thousands of square feet)	Sq. Ft.	Leased	Sq. Ft.	Leased
New York, New York
Midtown	4,438	95.4	4,438	96.2
Downtown	13,719	98.3	13,719	99.0
Total New York, New York	18,157	97.6	18,157	98.3
Boston, Massachusetts	1,990	87.3	1,990	94.3
Washington, D.C.	5,951	90.4	5,619	93.3
Los Angeles, California	4,530	83.9	4,530	87.7
Houston, Texas	8,280	93.8	8,280	94.9
Toronto, Ontario	7,618	97.8	7,617	97.8
Calgary, Alberta	5,943	99.8	5,681	99.9
Ottawa, Ontario	1,747	99.9	1,750	99.5
Denver, Colorado	1,327	95.4	1,324	97.7
Minneapolis, Minnesota	2,530	92.1	2,530	92.6
Other	1,253	96.4	1,253	98.3
Total Managed	59,326	95.0	58,731	96.3
Midtown, New York	2,089	80.4	2,089	77.9
Los Angeles, California	4,166	83.7	4,094	83.9
Total Non-Managed	6,255	82.6	6,183	81.9
Total(1)	65,581	93.8	64,914	94.9
(1) Excludes developments

During 2009, we leased 4.6 million square feet of our managed space at an average leasing net rent of $21.41 per square foot or a 24% premium over expiring net rents. This included 1.5 million square feet of new leases and 3.1 million square feet of renewals. Excluding our largest lease with Target Corp. for nearly 900,000 square feet, which was well below the estimated market rent, average leasing net rent was $24.16 per square foot. Expiring net rent for our managed portfolio averaged $17.31 per square foot.

The details of our leasing activity for 2009 are as follows:

	Dec. 31, 2008		Activities during the year ended December 31, 2009						Dec. 31, 2009
				Average		Year One	Average
				Expiring		Leasing	Leasing	Acq./
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2)	Sq. Ft. (1,2)	Sq. Ft. (1)	($ per sq. ft.)	Sq. Ft.(1)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1,3)	Sq. Ft. (1)	Sq. Ft. (1)
New York, New York
Midtown	4,438	4,271	(212)	$27.55	176	$39.84	$43.01	—	4,438	4,235
Downtown	13,719	13,578	(588)	20.20	500	29.82	25.75	—	13,719	13,490
Boston, Massachusetts	1,990	1,877	(194)	23.62	54	35.09	35.34	—	1,990	1,737
Washington, D.C.	5,619	5,240	(497)	21.82	759	23.04	23.80	(122)	5,951	5,380
Los Angeles, California	4,530	3,972	(648)	15.63	475	20.55	24.14	—	4,530	3,799
Houston, Texas	8,280	7,855	(344)	14.42	253	17.73	18.00	—	8,280	7,764
Toronto, Ontario	7,618	7,454	(878)	20.02	871	21.00	22.12	—	7,618	7,447
Calgary, Alberta	5,681	5,674	(264)	24.59	259	37.71	31.80	262	5,943	5,931
Ottawa, Ontario	1,747	1,737	(35)	15.79	44	20.60	20.63	—	1,747	1,746
Denver, Colorado	1,327	1,299	(58)	22.56	25	20.74	21.86	—	1,327	1,266
Minneapolis, Minnesota	2,530	2,342	(1,032)	8.33	1,021	5.90	9.16	—	2,530	2,331
Other	1,253	1,232	(175)	14.16	151	22.93	23.11	—	1,253	1,208
Total Managed	58,732	56,531	(4,925)	17.31	4,588	19.56	21.41	140	59,326	56,334
Midtown, New York	2,089	1,629	(420)	27.12	471	25.08	26.05	—	2,089	1,680
Los Angeles, California	4,166	3,488	(632)	20.67	630	18.46	21.00	—	4,166	3,486
Total Non-Managed	6,255	5,117	(1,052)	23.25	1,101	21.29	23.16	—	6,255	5,166
Total(1)	64,987	61,648	(5,977)	$18.35	5,689	$19.86	$21.72	140	65,581	61,500

(1)	Excludes developments
(2)	Restated for remeasurements performed during the first quarter of 2009
(3)
Reclassified 262,000 square feet from development properties to commercial properties in connection with Bankers Court in Calgary in the third quarter of 2009. The net decrease of 122,000 square feet is as a result of the reclassification of 77 K Street and Two Reston Crescent in Washington, D.C. from development properties to commercial properties; offset by the sale of One Bethesda Center in Washington, D.C. in the fourth quarter of 2009

Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 30 years and manages in excess of 56,000 units in over 283 condominium corporations. Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture manages nearly 199 million square feet of premises for major corporations and government, comprised of 101 million square feet of facility management services, 67 million square feet of workplace technology services and 30 million square feet of energy and sustainability services, representing growth of 22 million square feet of facility management services and 30 million square feet of energy and sustainability services.

The details of our fee income are as follows:

(Millions)	2009	2008	2007
Property management, leasing, project management and other fees	$17	$20	$20
Brookfield Residential Services Ltd. fees	19	20	17
Brookfield LePage Johnson Controls	3	3	3
Total	$39	$43	$40

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result have an embedded cost advantage over many companies which acquired land at much higher prices.

Our residential development operations contributed $114 million of net operating income during the year ended December 31, 2009, as compared to $144 million during the same period in 2008. The decrease is due mainly to the influence of pricing pressures in 2009.

The components of residential development net operating income are as follows:

(Millions)	2009	2008	2007
Sales revenue	$451	$505	$700
Operating costs	(337)	(361)	(463)
Total	$114	$144	$237

Lot sales for the past three years and the related revenue earned are as follows:

	Lot Sales (Units/Acres)			Lot Sales Revenue (Millions)			Average Lot Sales Revenue (Thousands)
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Single Family (Lots)
Alberta	1,697	1,173	1,711	$228	$192	$257	$130	$157	$152
Ontario	—	124	152	—	14	18	—	116	117
Colorado	30	98	123	3	12	13	102	118	107
Texas	28	—	102	1	—	4	43	—	43
Missouri	1	4	1	—	—	—	54	72	100
Total Single Family (Lots)	1,756	1,399	2,089	232	218	292
Total Single Family (Acre Equivalent)(1)	257	214	345
Multi-Family, Commercial and Industrial (Acres)
Alberta	3	47	85	1	45	112	169	209	192
Ontario	404	295	—	38	19	—	101	64	—
Texas	5	—	—	1	—	—	250	—	—
Total Land Sales Revenue				$272	$282	$404

 (1) Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Home sales for the past three years and the related revenue earned are as follows:

	Home Sales (Units/Acres)			Home Sales Revenue (Millions)			Average Home Sales Revenue (Thousands)
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Single Family
Alberta	206	245	441	$54	$77	$124	$265	$313	$279
Ontario	126	305	248	36	88	73	285	290	296
	332	550	689	90	165	197
Multi-Family
Alberta	316	195	332	89	58	92	280	297	277
Ontario	—	—	29	—	—	7	—	—	247
Total	648	745	1,050	$179	$223	$296

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to $337 million in 2009 from $361 million in 2008. These costs decreased as a result of lower sales volume, declines in construction costs related to our home building operations as well as the impact of foreign exchange due to the decrease in the average Canadian dollar exchange rate at which these are translated.

INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest earned on cash balances, and transactional gains. Interest and other income was $44 million during the year ended December 31, 2009 compared to $67 million during the same period in 2008. The decrease is attributable to a reduction in interest income as a result of a lower interest rate environment as well as the settlement of a loan receivable on which interest is no longer being earned. The prior year also included a $7 million one-time settlement in income as well as $10 million from sales of our Waterview condominiums in Washington, D.C. Also included in interest and other income is a foreign exchange gain of $23 million related to our Canadian denominated net monetary assets (2008 – gains of $15 million).

INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt decreased to $531 million in 2009 from $625 million in 2008. This decrease is largely attributable to the benefit of lower LIBOR rates in 2009. Average LIBOR during 2009 was approximately 0.33% as compared to approximately 2.78% during 2008.

Capital securities – corporate
Interest expense on capital securities – corporate relates to preferred share dividends recorded as interest expense under GAAP. This amount decreased to $53 million in 2009 from $57 million in 2008 due to foreign exchange fluctuations.

Capital securities – fund subsidiaries
Interest expense on capital securities – fund subsidiaries primarily represents net earnings attributable to redeemable equity interests in the U.S. Office Fund. Prior to the reorganization of the ownership interests in the U.S. Office Fund in the second quarter of 2009, interest expense on capital securities – fund subsidiaries also included interest expense related to certain debt securities issued to one of the company’s co-investors in the Fund.

(Millions)	2009	2008	2007
Interest expense – capital securities – fund subsidiaries	$47	$23	$55
Non-cash component(1)	(73)	(93)	(82)
Total	$(26)	$(70)	$(27)

(1) Represents co-investors share of non-cash items, such as depreciation and amortization

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the year ended December 31, 2009 decreased to $111 million from $118 million in 2008 primarily driven by cost-cutting initiatives. Included in general and administrative expenses is $17 million (2008 - $17 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

NON-CONTROLLING INTERESTS
Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

(Millions)	2009	2008	2007
Non-controlling interests	$111	$74	$62
Non-cash component(1)	(80)	(96)	(137)
Total non-controlling interests – fund subsidiaries	$31	$(22)	$(75)

(1) Represents co-investors share of non-cash items, such as depreciation and amortization

Non-controlling interests – fund subsidiaries consists of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2009	2008	2007
Non-controlling interests – fund subsidiaries – continuing operations	$31	$(22)	$(75)
Non-controlling interests – fund subsidiaries – discontinued operations	—	―	26
Total non-controlling interests – fund subsidiaries	$31	$(22)	$(49)

Non-controlling interests increased year over year due to a reduction in interest related to the U.S. Office Fund which results in increased income to our fund partners.

Other subsidiaries
Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on preferred shares issued by BPO Properties.

For the year ended December 31, 2009, dividends paid on shares issued by our subsidiaries decreased to $5 million from $13 million in 2008. Non-controlling interests in subsidiary earnings were $6 million in 2009 compared with $7 million in 2008.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

(Millions)	Type	2009	2008	2007
BPO Properties	Redeemable preferred shares(1)	$5	$13	$15
BPO Properties	Participating interests	6	7	14
Brookfield Financial Properties	Participating interests	―	―	1
Total		$11	$20	$30

(1) Non-participating

Non-controlling interests – other subsidiaries consists of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2009	2008	2007
Non-controlling interests – other subsidiaries – continuing operations	$11	$20	$23
Non-controlling interests – other subsidiaries – discontinued operations	―	―	7
Total non-controlling interests – other subsidiaries	$11	$20	$30

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation and amortization expense for the year ended December 31, 2009 decreased to $495 million from $539 million in 2008 largely due to the reclassification of two Washington, D.C. properties to discontinued operations and the impact of foreign exchange.

INCOME TAXES
Income taxes for the year ended December 31, 2009 were $66 million as compared to a net income tax benefit of $429 million in 2008. The prior year included a gain of $479 million resulting from the revaluation of net future tax liabilities on conversion of our U.S. operations into a REIT. Additionally, a change in tax jurisdiction in which our interest in the U.S. Office Fund is held resulted in a 2.25% increase in the tax rate applicable to taxable differences in the Fund, which accounted for $42 million of tax expense in 2009.

OTHER
In the current year, we realized $6 million of net foreign exchange gains resulting from reductions in the company’s net investment in its self-sustaining Canadian subsidiaries as a result of dividends and equity distributions (2008 - $24 million).

Also in the current year, we recognized a $39 million dilution gain, net of transaction costs of approximately $6 million, in connection with the reorganization of investors’ interests in the U.S. Office Fund, principally relating to the settlement of debt securities with consideration in the form of a non-controlling equity interest in the U.S. Office Fund. Refer to Note 16 of the consolidated financial statements for further details.

DISCONTINUED OPERATIONS
During the fourth quarter of 2009, we sold One Bethesda Center and diluted our interest in 1625 Eye Street in Washington, D.C. by 90%, resulting in the recognition of a gain of $50 million in the fourth quarter. We retained a 10% ownership interest in 1625 Eye Street and will continue to manage the property.

At December 31, 2009, the four properties that comprise the company’s Minneapolis portfolio, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II continued to be classified as discontinued operations. We still intend to exit this market through the sale of these properties and continue to make adjustments to our marketing efforts in response to current market conditions. The properties were classified as discontinued operations at December 31, 2008, which resulted in the recognition of an impairment loss on these properties in the prior year of $140 million, net of taxes of $7 million.

The following table summarizes income from discontinued operations:

(Millions)	2009	2008	2007
Revenue	$88	$108	$140
Operating expenses	(40)	(53)	(67)
	48	55	73
Interest expense	(24)	(31)	(38)
Funds from operations	24	24	35
Depreciation and amortization	(7)	(16)	(21)
Income from discontinued operations before gains, non-controlling interests and taxes	17	8	14
Gain from discontinued operations	50	164	144
Impairment loss	―	(147)	―
Non-controlling interests	―	―	(33)
Future income taxes	(3)	(30)	(34)
Income from discontinued operations	$64	$(5)	$91

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 77% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S. Details of segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development				Total
(Millions)	2009	2008	2009	2008		2009	2008		2009	2008
Assets
Commercial properties	$12,893	$13,147	$2,060	$1,754	$	―	$	―	$14,953	$14,901
Development properties	559	624	754	601		1,259		1,196	2,572	2,421
Receivables and other	1,381	562	220	115		351		241	1,952	918
Intangible assets	494	612	23	25		―		―	517	637
Restricted cash and deposits	85	112	15	2		1		2	101	116
Cash and cash equivalents	101	97	66	59		9		1	176	157
Assets related to discontinued operations	299	290	―	―		―		―	299	290
Total	$15,812	$15,444	$3,138	$2,556		$1,620		$1,440	$20,570	$19,440

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2009	2008	2009	2008	2009	2008	2009	2008
Revenues	$1,784	$1,777	$420	$439	$451	$505	$2,655	$2,721
Expenses	713	725	169	183	337	361	1,219	1,269
	1,071	1,052	251	256	114	144	1,436	1,452
Interest and other income	31	36	7	20	6	11	44	67
Net operating income from continuing operations	1,102	1,088	258	276	120	155	1,480	1,519
Interest expense
Commercial property debt	489	577	42	48	―	―	531	625
Capital securities – corporate	8	9	45	48	―	―	53	57
Capital securities – fund subsidiaries	(26)	(70)	―	―	―	―	(26)	(70)
General and administrative expense	63	72	48	46	―	―	111	118
Non-controlling interests
Fund subsidiaries	31	(22)	―	―	―	―	31	(22)
Other subsidiaries	―	―	11	20	―	―	11	20
Depreciation and amortization	432	470	63	69	―	―	495	539
Income before unallocated costs	105	52	49	45	120	155	274	252
Future income taxes							66	(429)
Other							(45)	(24)
Net income from continuing operations							253	705
Discontinued operations	64	(127)	―	122	―	―	64	(5)
Net income							$317	$700

QUARTERLY RESULTS
The 2009 and 2008 results by quarter are as follows:

	2009				2008
(Millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Revenue	$816	$657	$619	$584	$715	$707	$708	$643
Net operating income
Commercial property operations	338	330	332	322	317	320	336	335
Residential development operations	74	21	13	6	46	45	35	18
Interest and other	10	11	14	9	23	16	15	13
	422	362	359	337	386	381	386	366
Interest expense
Commercial property debt	127	143	132	129	160	158	148	159
Capital securities – corporate	14	13	14	12	12	15	15	15
Capital securities – fund subsidiaries	(9)	(11)	―	(6)	(53)	(5)	(4)	(8)
General and administrative expense	32	27	26	26	30	27	29	32
Non-controlling interests
Fund subsidiaries	7	11	6	7	(7)	(10)	(3)	(2)
Other subsidiaries	2	3	3	3	4	4	6	6
Depreciation and amortization	126	123	120	126	146	127	132	134
Income taxes	(6)	15	51	6	(479)	20	21	9
Other	―	4	(49)	―	(24)	―	―	―
Net income from continuing operations	$129	$34	$56	$34	$597	$45	$42	$21
Discontinued operations(1)	52	4	4	4	(139)	129	3	2
Net income	$181	$38	$60	$38	$458	$174	$45	$23
Net income per share – basic
Continuing operations	$0.25	$0.07	$0.14	$0.09	$1.50	$0.11	$0.11	$0.05
Discontinued operations(1)	0.10	0.01	0.01	0.01	(0.34)	0.33	―	0.01
	$0.35	$0.08	$0.15	$0.10	$1.16	$0.44	$0.11	$0.06
Net income per share – diluted
Continuing operations	$0.25	$0.07	$0.14	$0.09	$1.50	$0.11	$0.11	$0.05
Discontinued operations(1)	0.10	0.01	0.01	0.01	(0.34)	0.33	―	0.01
	$0.35	$0.08	$0.15	$0.10	$1.16	$0.44	$0.11	$0.06
Funds from operations per share – diluted
Continuing operations	$0.42	$0.33	$0.37	$0.31	$0.48	$0.37	$0.38	$0.30
Discontinued operations(1)	0.01	0.01	0.01	0.01	0.01	0.01	0.02	0.02
	$0.43	$0.34	$0.38	$0.32	$0.49	$0.38	$0.40	$0.32

(1)All quarters presented are net of non-controlling interests

PART III – U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested in our U.S. Office Fund. This fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, Blackstone, in the fourth quarter of 2006 for $7.6 billion.

The U.S. Office Fund now consists of 59 commercial properties totaling 31 million square feet and five development and redevelopment sites totaling three million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio:

									Brookfield	Other	Brookfield
Number								Owned	Properties'	Share-	Properties’
of		Leased			Total		Total	Interest	Owned	holder’s	Net Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest
New York
The Grace Building	1	93.8	1,537	20	1,557	―	1,557	49.9	777	(416)	361
One New York Plaza	1	99.2	2,554	31	2,585	―	2,585	100	2,585	(1,383)	1,202
Newport Tower	1	91.2	1,059	41	1,100	―	1,100	100	1,100	(589)	511
3		97.6	5,150	92	5,242	―	5,242		4,462	(2,388)	2,074
Washington, DC
1200 K Street	1	99.5	366	24	390	44	434	100	434	(232)	202
1250 23rd Street	1	41.9	128	―	128	16	144	100	144	(77)	67
1250 Connecticut Avenue	1	79.2	163	21	184	26	210	100	210	(113)	97
1400 K Street	1	95.6	178	12	190	34	224	100	224	(120)	104
2000 L Street	1	86.4	308	75	383	―	383	100	383	(205)	178
2001 M Street	1	99.6	190	39	229	35	264	98	259	(139)	120
2401 Pennsylvania Avenue	1	91.3	58	19	77	16	93	100	93	(50)	43
Bethesda Crescent	3	88.9	241	27	268	68	336	100	336	(180)	156
One Reston Crescent	1	100.0	185	―	185	―	185	100	185	(99)	86
Silver Spring Metro Plaza	3	83.8	640	47	687	84	771	100	771	(413)	358
Sunrise Tech Park	4	95.8	315	1	316	―	316	100	316	(169)	147
Two Reston Crescent	1	96.3	182	3	185	―	185	100	185	(99)	86
Two Ballston Plaza	1	97.5	204	19	223	―	223	100	223	(119)	104
Victor Building	1	81.7	302	45	347	―	347	49.9	173	(92)	81
1550 & 1560 Wilson Blvd	2	99.6	248	35	283	76	359	100	359	(192)	167
	23	89.8	3,708	367	4,075	399	4,474		4,295	(2,299)	1,996
Houston
Allen Center
One Allen Center	1	98.2	914	79	993	―	993	100	993	(531)	462
Two Allen Center	1	98.5	987	9	996	―	996	100	996	(533)	463
Three Allen Center	1	92.8	1,173	22	1,195	―	1,195	100	1,195	(639)	556
1400 Smith Street	1	100.0	1,229	38	1,267	―	1,267	100	1,267	(678)	589
Cullen Center
Continental Center I	1	95.0	1,048	50	1,098	411	1,509	100	1,509	(807)	702
Continental Center II	1	85.6	428	21	449	81	530	100	530	(284)	246
KBR Tower	1	80.5	985	63	1,048	254	1,302	50	651	(348)	303
500 Jefferson Street	1	95.4	351	39	390	44	434	100	434	(232)	202
	8	93.8	7,115	321	7,436	790	8,226		7,575	(4,052)	3,523
Los Angeles
601 Figueroa	1	77.0	1,037	2	1,039	123	1,162	100	1,162	(622)	540
Bank of America Plaza	1	94.8	1,383	39	1,422	343	1,765	100	1,765	(944)	821
Ernst & Young Tower	1	73.1	910	335	1,245	391	1,636	100	1,636	(875)	761
Landmark Square	1	91.7	420	23	443	212	655	100	655	(350)	305
Marina Towers	2	87.9	356	25	381	87	468	50	234	(125)	109
	6	83.9	4,106	424	4,530	1,156	5,686		5,452	(2,916)	2,536
Total Managed	40	95.0	20,079	1,204	21,283	2,345	23,628		21,784	(11,655)	10,129
New York
1065 Avenue of the Americas	1	82.5	642	40	682	―	682	99	675	(361)	314
1411 Broadway	1	75.7	1,149	38	1,187	36	1,223	49.9	610	(326)	284
1460 Broadway	1	99.1	211	9	220	―	220	49.9	110	(59)	51
	3	80.4	2,002	87	2,089	36	2,125		1,395	(746)	649
Los Angeles
5670 Wilshire Center	1	71.2	426	19	445	―	445	100	445	(238)	207
6060 Center Drive	1	89.2	253	15	268	113	381	100	381	(204)	177
6080 Center Drive	1	96.9	316	―	316	163	479	100	479	(256)	223
6100 Center Drive	1	84.1	294	―	294	168	462	100	462	(247)	215
701 B Street	1	83.6	523	37	560	―	560	100	560	(299)	261
707 Broadway	1	70.1	187	―	187	128	315	100	315	(168)	147
9665 Wilshire Blvd	1	89.4	171	―	171	64	235	100	235	(127)	108
Howard Hughes Spectrum	1	100.0	37	―	37	―	37	100	37	(20)	17
Howard Hughes Tower	1	70.8	334	2	336	141	477	100	477	(255)	222
Northpoint	1	75.9	105	―	105	45	150	100	150	(80)	70
Arden Towers at Sorrento	4	87.1	564	54	618	―	618	100	618	(330)	288
Westwood Center	1	88.1	304	25	329	―	329	100	329	(176)	153
Wachovia Center	1	88.4	486	14	500	161	661	100	661	(353)	308
16		83.7	4,000	166	4,166	983	5,149		5,149	(2,753)	2,396
Total Non-Managed	19	82.6	6,002	253	6,255	1,019	7,274		6,544	(3,499)	3,045
TOTAL	59	89.4	26,081	1,457	27,538	3,364	30,902		28,328	(15,154)	13,174

(1)Represents the company’s consolidated interest before non-controlling interests

				Brookfield		Brookfield
	Number		Owned	Properties'	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Interest
Washington, D.C.
Reston Crescent	1	724	100	724	(387)	337
	1	724		724	(387)	337
Houston
1500 Smith Street	1	500	100	500	(267)	233
Allen Center Clay Street	1	600	100	600	(321)	279
Five Allen Center	1	1,100	100	1,100	(587)	513
	3	2,200		2,200	(1,175)	1,025
TOTAL DEVELOPMENT	4	2,924		2,924	(1,562)	1,362
REDEVELOPMENT
1225 Connecticut Avenue, Washington, D.C.	1	269	100	269	(143)	126

TOTAL DEVELOPMENT AND REDEVELOPMENT	5	3,193		3,193	(1,705)	1,488

(1) Represents the company’s consolidated interest before non-controlling interests

Our interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006. A reorganization of investors’ interests in the U.S. Office Fund was completed in the second quarter of 2009 which resulted in a small increase in our economic interest in the Fund from 45% to 47%. Refer to Note 16 of the consolidated financial statements for further details of the reorganization.

At December 31, 2009, the impact of our investment in the U.S. Office Fund on our consolidated financial position and results can be summarized as follows:

		Funds from Operations
(Millions)	Balance Sheet	2009	2008
Midtown New York, New York	$638	$44	$44
Downtown New York, New York	1,274	112	96
Washington, D.C.	1,165	90	90
Los Angeles, California	1,261	94	89
Houston, Texas	1,115	113	97
Total Managed	5,453	453	416
Midtown New York, New York	595	30	33
Los Angeles, California	1,326	86	94
Total Non-Managed	1,921	116	127
Total Properties	7,374	569	543
Property management and leasing fee income	—	2	2
Development properties	234	—	—
Total book value / Net operating income	7,608	571	545
Property specific and subsidiary debt / Interest expense	(5,677)	(234)	(301)
Partner capital(1) / Interest expense and non-controlling interests	(926)	(158)	(97)
Total	1,005	179	147
Other assets (liabilities), net / Other income (expenses), net	(184)	4	8
Invested capital / Funds from operations(2)	$821	$183	$155
(1)	Includes both debt and equity capital invested
(2)
Fees paid by the Fund to Brookfield Properties are eliminated on consolidation. For the year ended December 31, 2009, a total of $34 million of fees were paid to Brookfield Properties (2008 - $32 million) which resulted in a reduction of non-controlling interests expense of $12 million (2008 - $14 million) representing the net fees earned from partners

The U.S. Office Fund contributed $949 million of commercial property revenue and $571 million of net operating income from continuing operations during the year ended December 31, 2009 (2008 - $943 million and $545 million, respectively) as follows:

(Millions)	2009	2008	2007
Commercial property revenue
Revenue from current properties	$818	$793	$759
Straight-line rental income	28	36	40
Intangible amortization	103	114	122
Total commercial property revenue	949	943	921
Property operating costs	(378)	(398)	(375)
Commercial property net operating income	$571	$545	$546

SUMMARY OF INVESTMENT
The following summarizes our investment in the U.S. Office Fund as at December 31, 2009:

			Brookfield Properties'			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)
Commercial Properties
Midtown New York, New York	4	3,682	2,172	$1,233	$306	$927
Downtown New York, New York	2	3,685	3,685	1,274	390	884
Washington, D.C.	23	4,474	4,295	1,165	365	800
Los Angeles, California	22	10,835	10,601	2,587	413	2,174
Houston, Texas	8	8,226	7,575	1,115	240	875
Corporate U.S. Fund debt	―	―	―	―	3,963	(3,963)
	59	30,902	28,328	$7,374	$5,677	$1,697
Office development sites	4	2,924	2,924	56	―	56
Redevelopment sites	1	269	269	178	―	178
Total	64	34,095	31,521	$7,608	$5,677	$1,931

(1) Represents consolidated interest before non-controlling interests

Commercial property debt relating to the U.S. Office Fund totaled $5.7 billion at December 31, 2009. The details are as follows:

					Brookfield Properties’ Share (Millions)
Property	Location	Rate %	Maturity Date		Proportional(1)	Consolidated	Mortgage Details
Waterview	Washington, D.C.	2.25	August	2010	$3	$5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	April	2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April	2011	19	31	Non-recourse, fixed rate
Silver Spring Metro Plaza(2)	Washington, D.C.	6.00	September	2011	58	94	Non-recourse, fixed rate
2401 Pennsylvania Avenue(2)	Washington, D.C.	6.00	September	2011	10	17	Non-recourse, fixed rate
1250 Connecticut(2)	Washington, D.C.	6.00	September	2011	28	45	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November	2012	―	12	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.30	May	2013	―	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October	2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	66	107	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.24	April	2014	34	55	Non-recourse, floating rate
Grace Building	New York	5.54	July	2014	116	187	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	―	107	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	142	229	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	28	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	30	49	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	242	390	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	12	20	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May	2011	142	303	Non-recourse, fixed rate
U.S. Fund corporate debt(3)	—	2.73	October	2011	1,295	3,067	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	0.98	October	2011	279	593	Non-recourse, floating rate
Total U.S. Office Fund		3.77			$2,668	$5,677

(1)Reflects Brookfield Properties’ effective 47% interest
(2)Property debt is cross-collateralized
(3)As at December 31, 2009 $1 billion of this debt has been swapped to fixed rate at an average rate of 1.38%

PART IV – CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested our Canadian Office Fund. This fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.

The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties were disposed of over the past few years and the Canadian Office Fund now consists of 12 commercial properties totaling eight million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.

The following represents our Canadian Office Fund portfolio as of December 31, 2009:

(Square feet in 000’s)	Number of Properties	Leased %	Office	Retail	Total Leasable	Parking	Total Area	Owned Interest %	Brookfield Properties' Owned Interest(1)	Other Share- holder’s Interests	Brookfield Properties’ Net Owned Interest
Toronto
First Canadian Place	1	96.1	2,379	232	2,611	170	2,781	25	695	(76)	619
151 Yonge Street	1	97.8	289	10	299	72	371	25	93	(10)	83
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121
	3	96.6	3,116	258	3,374	323	3,697		924	(101)	823
Calgary
Altius Centre	1	99.4	303	3	306	72	378	25	95	(11)	84
	1	99.4	303	3	306	72	378		95	(11)	84
Ottawa
Place de Ville I	2	99.8	569	14	583	502	1,085	25	271	(30)	241
Place de Ville II	2	100.0	598	12	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	13	554	95	649	25	162	(18)	144
	6	99.9	1,708	39	1,747	1,030	2,777		694	(77)	617
Other Commercial
Canadian Western Bank, Edmonton	1	98.2	371	36	407	91	498	25	125	(14)	111
Enbridge Tower, Edmonton	1	100.0	184	―	184	30	214	25	54	(7)	47
	2	98.8	555	36	591	121	712		179	(21)	158

TOTAL COMMERCIAL	12	97.9	5,682	336	6,018	1,546	7,564		1,892	(210)	1,682

(1) Represents the company’s consolidated interest before non-controlling interests

				Brookfield		Brookfield
	Number		Owned	Properties'	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Brookfield
Ottawa
300 Queen Street	1	577	25	144	(16)	128
TOTAL DEVELOPMENT	1	577		144	(16)	128

(1) Represents the company’s consolidated interest before non-controlling interests

At December 31, 2009, the impact of our investment in the Canadian Office Fund on our consolidated financial position and results from continuing operations is summarized as follows:

		Funds from Operations
(Millions)	Balance Sheet	2009	2008
Toronto, Ontario	$253	$21	$21
Calgary, Alberta	18	3	4
Ottawa, Ontario	93	7	7
Edmonton, Alberta and other	17	2	3
	381	33	35
Development properties	3	—	—
Total book value / Net operating income	384	33	35
Property specific and subsidiary debt / Interest expense	(171)	(7)	(8)
	213	26	27
Other assets (liabilities), net / Other income (expenses), net	(39)	—	—
Net investment / Funds from operations prior to fee income	174	26	27
Fee income	—	8	8
Invested capital / Funds from operations	$174	$34	$35

The Canadian Office Fund contributed $75 million of commercial property revenue and $41 million of net operating income from continuing operations during the year ended December 31, 2009 (2008 – $80 million and $43 million, respectively) as follows:

(Millions)	2009	2008	2007
Commercial property revenue
Revenue from current properties	$64	$66	$64
Straight-line rental income	—	1	1
Intangible amortization	3	5	7
	67	72	72
Recurring fee income	8	8	9
Total commercial property revenue	75	80	81
Property operating costs	(34)	(37)	(37)
Commercial property net operating income	$41	$43	$44

SUMMARY OF INVESTMENT
The following summarizes our investment in the Canadian Office Fund as at December 31, 2009:

			Brookfield Properties'			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)
Commercial Properties
Toronto, Ontario	3	3,697	924	$253	$110	$143
Calgary, Alberta	1	378	95	18	19	(1)
Ottawa, Ontario	6	2,777	694	93	22	71
Other	2	712	179	17	20	(3)
Continuing Operations	12	7,564	1,892	$381	$171	$210

Development sites
Ottawa, Ontario	1	577	144	3	―	3
Total	13	8,141	2,036	$384	$171	$213

(1) Represents consolidated interest before non-controlling interests

Commercial property debt relating to the Canadian Office Fund totaled $171 million at December 31, 2009. The details are as follows:

Property	Location	Interest Rate %	Maturity Date		Brookfield Properties’ Consolidated Share (Millions)	Mortgage Details
Place de Ville I	Ottawa	7.81	February	2010	$5	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June	2012	10	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
First Canadian Place	Toronto	5.37	December	2014	73	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December	2017	27	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December	2017	19	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December	2017	14	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.50	July	2019	6	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January	2024	16	Non-recourse, fixed rate
Total Canadian Office Fund		5.75			$171

PART V – RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

Residential developments
The markets within our residential development and home building operations have generally been favorable over the past five years with strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio, to the extent we can, evenly over a 10-year time horizon. We believe that this strategy will allow us to most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” beginning on page 38 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At December 31, 2009, we had a floating rate bank credit facility of $413 million which matures in June 2011. Additionally, we have a floating rate term facility with BAM of $300 million, the terms of which extend to 2010. At December 31, 2009, the balances drawn on these facilities were nil and nil, respectively. We also have a floating rate term loan facility established at the time of the Trizec acquisition, the terms of which extend to September 2010. The balance drawn on this facility as at December 31, 2009 was $100 million. There is a risk that bank lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 43% of the company’s outstanding commercial property debt at December 31, 2009 is floating rate debt (December 31, 2008 – 45%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $39 million; $19 million net of non-controlling interests or $0.04 per share on an annualized basis. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase interest expense by an additional $6 million on an annualized basis. As discussed in the Derivative Financial Instruments section beginning on page 62, we have mitigated to some extent the exposure to interest rate fluctuations through interest rate derivative contracts.

We currently have a level of indebtedness for the company of 66% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.6% of total leasable area.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 18 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

			Year of	000's	% of		Credit
	Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)		Rating(3)
1	Bank of America/Merrill Lynch (4)	New York/Toronto/Denver/Los Angeles	2013	4,923	(7.6%	)	A
2	Government and Government Agencies(5)	All Markets	Various	3,387	(5.2%	)	AAA
3	Chevron	Houston	2017	1,742	2.7%		AA
4	Wells Fargo/Wachovia	New York	2015	1,439	2.2%		AA
5	CIBC	New York/Toronto/Calgary	2032	1,437	2.2%		A+
6	RBC Financial Group	Five Markets	2020	1,195	1.8%		AA-
7	Bank of Montreal	Toronto/Calgary	2018	1,131	1.7%		A+
8	Suncor Energy	Calgary	2028	1,015	1.5%		BBB+
9	JP Morgan Chase	New York/Denver/Houston/Los Angeles	2021	996	1.5%		A+
10	Kellogg, Brown & Root	Houston	2017	994	1.5%		Not Rated
11	Goldman Sachs	New York	2012	896	1.4%		A
12	Target Corporation	Minneapolis	2023	886	1.4%		A+
13	Devon Energy	Houston	2020	862	1.3%		BBB+
14	Imperial Oil	Calgary	2016	717	1.1%		AAA
15	EnCana Corporation	Calgary/Denver	2018	707	1.1%		BBB+
16	Continental Airlines	Houston	2015	679	1.0%		B
17	Cadwalader, Wickersham & Taft	New York	2024	549	0.8%		Not Rated
18	Talisman Energy	Calgary	2015	539	0.8%		BBB
19	Amerada Hess Corporation	Houston	2011	478	0.7%		BBB-
20	Cleary, Gottlieb, Steen & Hamilton	New York	2031	470	0.7%		Not Rated
	Total			25,042	38.2%

(1)	Weighted average based on square feet
(2)	Prior to considering partnership interests in partially-owned properties
(3)	From S&P, Moody’s Investor Service or DBRS
(4)
Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center ("WFC"), of which they occupy 2.8 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.8 million square feet, 1.9 million is in 4 WFC, in which Bank of America/Merrill Lynch has a 49% interest, and 0.9 million square feet is in 2 WFC, in which Bank of America/Merrill Lynch has an effective 25% interest through zero-coupon participating notes

(5)	Represents various U.S. and Canadian federal governments and agencies

Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.

Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, we retain title to the lots that are sold until the receivable balance is collected. Additionally, we maintain security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 9% of our leases mature annually over the next five years. Excluding Bank of America/Merrill Lynch, our largest tenant, approximately 7% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 18 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2009:

Currently									2017
(000's Sq. Ft.)	Available	2010	2011	2012	2013	2014	2015	2016	& Beyond	Subtotal	Parking	Total
Midtown, New York	203	156	66	16	612	172	108	98	3,007	4,438	―	4,438
Downtown, New York	232	205	681	553	4,771	387	2,173	96	4,621	13,719	281	14,000
Boston	253	150	454	48	32	46	3	464	540	1,990	276	2,266
Washington, D.C.	571	265	205	612	411	1,343	367	100	2,077	5,951	970	6,921
Los Angeles	731	181	371	980	190	251	256	300	1,270	4,530	1,156	5,686
Houston	516	247	799	1,121	788	400	920	49	3,440	8,280	838	9,118
Toronto	171	617	482	600	1,658	296	658	554	2,582	7,618	1,519	9,137
Calgary	12	170	656	459	502	161	1,197	754	2,032	5,943	969	6,912
Ottawa	1	9	14	13	1,151	9	543	4	3	1,747	1,030	2,777
Denver	61	98	97	88	152	137	60	153	481	1,327	503	1,830
Minneapolis	199	92	50	128	189	177	147	343	1,205	2,530	521	3,051
Other	45	55	132	82	114	46	219	45	515	1,253	385	1,638
Total Managed	2,995	2,245	4,007	4,700	10,570	3,425	6,651	2,960	21,773	59,326	8,448	67,774
Midtown, New York	409	205	66	463	92	124	281	212	237	2,089	36	2,125
Los Angeles	680	455	535	464	731	466	336	119	380	4,166	983	5,149
Total Non-Managed	1,089	660	601	927	823	590	617	331	617	6,255	1,019	7,274
Total	4,084	2,905	4,608	5,627	11,393	4,015	7,268	3,291	22,390	65,581	9,467	75,048
	6.3%	4.4%	7.0%	8.6%	17.4%	6.1%	11.1%	5.0%	34.1%	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2010 likely will not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to face the possibility of a prolonged recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

Brookfield maintains insurance on its properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation, a wholly-owned captive insurance company. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2010, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Our Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to C$1 billion.

FOREIGN EXCHANGE FLUCTUATIONS
Approximately 21% of our assets and 33% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and from time to time, supplemented through the use of financial contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. In addition, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars through similar means. At December 31, 2009, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $2 million on an annual basis.

DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2009 and/or 2008, we used the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and
•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the company’s Deferred Share Unit plan.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at December 31, 2009:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item
December 31, 2009
	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate cap	56	5%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
	Interest rate swap(1)	1,000	Pay 1.38%	2011	(7)	Interest payments on LIBOR debt
	Interest rate cap	160	2%	2010	nil	Interest payments on LIBOR debt
December 31, 2008
	Interest rate cap	$3,100	6%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
(1) For interest rate swaps, receive LIBOR

The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2008 – nine years) as the hedged interest payments occur.

At December 31, 2009 and 2008, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Other derivatives
At December 31, 2009, the company had interest rate caps on a notional $3,100 million and $600 million at rates of 6% and 7%, respectively, which were not designated in a hedge relationship. The aggregate fair value of these contracts at December 31, 2009 was nil.

At December 31, 2009, we had a total return swap under which we receive the returns on a notional 1,088,686 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $14 million at December 31, 2009 (December 31, 2008 - $9 million loss) based on the market price of the underlying shares at that date. For the year ended December 31, 2009, gains of $4 million in connection with the swap have been recorded in general and administrative expense (year ended December 31, 2008 – losses of $11 million).

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

PART VI – INTERNATIONAL FINANCIAL REPORTING STANDARDS

The company has been granted exemptive relief from the Canadian securities regulatory authorities to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) for the financial period beginning on January 1, 2010, one year ahead of the mandatory conversion date for Canadian public companies. In light of the relief granted, the company intends to adopt IFRS commencing with its interim financial statements for the three months ending March 31, 2010. These financial statements will also include comparative results for the three months ended March 31, 2009.

IFRS Conversion Plan
The company is continuing to execute its IFRS conversion plan which addresses changes in accounting policies, the restatement of comparative periods, various education and training sessions on the adoption of IFRS, as well as required changes to business processes and internal controls. As a result of the training program and the ongoing process of reconciling of the company’s historical Canadian GAAP financial statements to IFRS financial statements, the company believes that its applicable personnel have obtained an appropriate understanding of IFRS as it applies to the company’s financial reporting. While new controls are being put into place to address certain unique IFRS accounting and disclosure requirements, such as the measurement of the company’s commercial properties and developments at fair value, the company does not anticipate comprehensive changes to its current accounting and consolidation systems, its internal controls or its disclosure control process as a result of the conversion to IFRS.

Impact of Adoption of IFRS
IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not have an impact on the company’s reported net cash flows, the company does expect it to have a material impact on its consolidated balance sheets and statements of income; the company is continuing to evaluate the impact of IFRS to the presentation and classification in its statements of cash flow. In particular, the company’s opening balance sheet will reflect the revaluation of substantially all of its commercial properties and developments to fair value and, as a result, a significant portion of the company’s intangible assets and liabilities will no longer be separately recognized. Also, the company’s U.S. Office Fund and certain other joint ventures which are currently consolidated as variable interest entities or proportionately consolidated will be recorded as investments accounted for following the equity method. All such changes to the opening balance sheet will require a corresponding tax adjustment to be recorded based on the resultant differences. The company estimates that the impact of these differences on its January 1, 2009 opening balance sheet under IFRS compared to its December 31, 2008 balance sheet under Canadian GAAP will result in an increase directly in common equity from $3.4 billion to approximately $6.0 billion or $15 per share. Additionally, the company is continuing to evaluate the application of International Accounting Standards (“IAS”) 12, “Income Taxes” to certain of its subsidiaries, particularly those qualifying as a real estate investment trust (“REIT”) for tax purposes, the impact of which could be material.

A reconciliation of the company’s 2009 historical cost Canadian GAAP financial statements to IFRS has not been finalized. Accordingly, the impact of adopting IFRS on the company’s financial position and results of operations as at and for the year ended December 31, 2009 cannot be quantified at this time. However, the company generally expects the nature of the adjustments to be consistent with those described herein, and has provided a description and, where possible, the approximate annual impact for the more significant recurring IFRS differences affecting net income.

IFRS 1: First-Time Adoption of IFRS
The company’s adoption of IFRS requires the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions. The following are the optional exemptions available under IFRS 1 which are significant to the company and which the company will apply in preparation of its first financial statements under IFRS:

a)	Business combinations
IFRS 1 states that a first-time adopter may elect not to apply IFRS 3, “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. Brookfield Properties intends to make this election in order to only apply IFRS 3 to business combinations prospectively (i.e. to those that occur on or after January 1, 2009).

b)	Cumulative translation differences
IAS 21, “The Effects of Changes in Foreign Exchange Rates”, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. The company expects to deem all cumulative translation differences to be zero on transition to IFRS by adjusting the cumulative amounts through opening retained earnings.

IFRS 1 allows for certain other optional exemptions; however, the company does not expect such exemptions to be significant to its adoption of IFRS.

Impact of IFRS on Financial Position
The following paragraphs quantify and describe the impact of significant differences between the company’s December 31, 2008 balance sheet under Canadian GAAP and its January 1, 2009 opening balance sheet under IFRS. This discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of Brookfield Properties’ first annual IFRS reporting period, which will be the year ending December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact of the company’s conversion to IFRS may be different than its current expectation. The amounts have not been audited or subject to review by the company’s external auditor. The underlying values presented below are prepared using the procedures and assumptions that the company is following in preparing its opening balance sheet upon adoption of IFRS.

Commercial Properties and Commercial Developments
The company considers its commercial properties and commercial developments to be investment properties under IAS 40, Investment Property (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. The company has elected to use the fair value model when preparing its financial statements under IFRS. The company has determined that the fair value of its commercial and development property portfolio at January 1, 2009 is approximately $3.3 billion greater than the carrying value under Canadian GAAP, inclusive of corresponding intangible assets and straight-line rent recorded under Canadian GAAP. However, this increase will be offset by the deconsolidation of certain of the company’s properties which is discussed further below (see Investments). The company determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, and using weighted average discount and terminal capitalization rates of 8% and 7%, respectively.

Investments
The company has determined that the balance of investments at January 1, 2009 is approximately $3 billion under IFRS. These investments relate primarily to entities that are consolidated as variable interest entities or proportionately consolidated under Canadian GAAP that the company will account for following the equity method under IFRS and accordingly are included in investments, including the company’s investment in its U.S. Office Fund. The company has not yet finalized the measurement of certain instruments in the U.S. Office Fund under IFRS relating to the put and call arrangement, and related cash settlement provisions, with the company’s joint venture partner. The company does not expect this difference to be significant to its financial position at January 1, 2009.

Receivables and Other
Straight-line rent receivable reflected in receivables and other under Canadian GAAP will be included in the carrying amount of commercial properties in the company’s balance sheets under IFRS. The company has determined that the balance of receivables and other at January 1, 2009 will decrease by approximately $0.3 billion under IFRS as a result of the reclassification of straight-line rent receivable balances to commercial property, as well as the impact of accounting for the U.S. Office Fund and certain other joint ventures as investments.

Intangible Assets and Liabilities
With the adoption of IFRS, the company will derecognize its intangible assets and liabilities that relate to assets or obligations otherwise considered in the determination of fair value of investment properties. The company has determined that this will result in a decrease to intangible assets and liabilities of $0.6 billion and $0.7 billion, respectively at January 1, 2009.

Future Income Tax Liability
The company has determined that its future income tax liability at January 1, 2009 will increase by approximately $0.4 billion under IFRS primarily due to the increased carrying values of the company’s commercial properties. The future income tax liability under IFRS will generally be determined by applying tax rates applicable to business income to temporary differences based on the company’s general expectation that the method of realization will be through owning and operating its properties rather than through sale. In addition, the company is continuing to evaluate the application of IAS 12, “Income Taxes” to certain of its REIT subsidiaries, the impact of which could be material.

Commercial Property Debt
The company determined that the reported balances of property specific mortgages and subsidiary borrowings at January 1, 2009 will decrease by approximately $5.5 billion under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of debt held by entities that are currently consolidated as variable interest entities or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS.

Non-controlling Interests and Capital Securities – Fund Subsidiaries
The company has determined that the reported balances of non-controlling interests and capital securities – fund subsidiaries at January 1, 2009 will decrease by approximately $0.5 billion under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of net assets held by entities that are consolidated under Canadian GAAP that will be equity accounted under IFRS. Any remaining non-controlling interests will be presented in equity.

Impact of IFRS on Results of Operations
The following paragraphs highlight the significant recurring differences between Canadian GAAP and IFRS that affect net income. Such discussion has been prepared on a basis consistent with all known IFRS to Canadian GAAP differences using the accounting policies expected to be applied by Brookfield Properties in its first annual financial statements prepared in accordance with IFRS using the standards anticipated to be in effect at that time. Additionally, the company has not yet finalized its 2009 IFRS results. Consequently, to the extent the accounting policies expected to be applied by Brookfield Properties on adoption of IFRS change, new standards are issued that are required to be adopted by Brookfield Properties, or to the extent the company identifies additional differences as it completes its assessment of IFRS, the amounts and discussion below may be impacted. The amounts have not been audited or subject to review by the company’s external auditor.

Fair Value Changes
IFRS permits the measurement of investment property using the fair value model under IAS 40, Investment Property, which requires a gain or loss arising from a change in the fair value of investment property in the period to be recognized in income. Net income during any given period may be greater or less than as determined under Canadian GAAP depending on whether an increase or decrease in fair value occurs during the period of measurement.

Depreciation and Amortization Expense
Under the fair value model, depreciation of investment properties is not recorded. Additionally, the transition to IFRS in conjunction with the use of the fair value model would result in historic intangible balances established under Canadian GAAP in respect of business combinations to no longer be separately recognized and accordingly not amortized under IFRS. The impact of no longer amortizing historic intangible balances along with no longer recording depreciation expense on the company’s commercial properties would result in an increase to net income, which the company expects would be approximately $0.5 billion on an annualized basis.

Revenue Recognition
IFRS requires rental revenue to be determined on a straight-line basis considering all rentals from the inception of the lease, whereas Canadian GAAP only required rental income to be recognized on a straight-line basis prospectively commencing January 1, 2004. The company expects that this difference, applied retrospectively, would result in a reduction of net income under IFRS. For the year ended December 31, 2009 this reduction is expected to be insignificant. Also, as the company will no longer separately account for intangible assets and liabilities relating to acquired above and below market tenant leases, the related amortization of these balances to commercial property revenue will be eliminated under IFRS. The company expects that this difference would result in a reduction of revenue under IFRS of approximately $0.1 billion on an annualized basis and a reduction of net income under IFRS of approximately $50 million on an annualized basis.

Investments
The company has not yet finalized the measurement of certain instruments in the U.S. Office Fund relating to the put and call arrangement, and related cash settlement provisions, with the company’s joint venture partner, or the resulting impact on net income from the periodic remeasurement thereof, the effect of which is expected to be more significant to the company following the reorganization of the U.S. Office Fund, which took place in the second quarter of 2009.

Income Taxes
In addition to recording the corresponding tax effect of the foregoing differences, the company is continuing to evaluate the application of IAS 12 to certain of its REIT subsidiaries.

PART VII – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
Goodwill and Intangible Assets
In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000, “Financial Statement Concepts,” any expenses deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, are no longer eligible for capitalization. We adopted the new standards on January 1, 2009 and, consistent with transition provisions in Section 3064, we have adopted the standards retrospectively with restatement. The adoption of these standards resulted in a reduction of receivables and other of $17 million with a corresponding charge against opening retained earnings at January 1, 2008.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the EIC issued Abstract No. 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (EIC -173). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is applicable to the annual consolidated financial statements for the year-ended December 31, 2009. The adoption of EIC-173 did not have a material impact on the company’s consolidated financial statements.

Financial Instruments
In June 2009, the CICA issued amendments to Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” effective for the company’s December 31, 2009 financial statements. Specifically, the company will classify and disclose financial statements presented at fair value on the balance sheet based on a three-level fair value hierarchy that distinguishes between market value data obtained from independent sources and the company’s own assumptions about market value: Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities; Level 2 – Valuations based on quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data; and Level 3 – Valuation techniques for which any significant inputs is not based on observable market data. The section has also been amended to require additional liquidity risk disclosures.  See Note 26 in the consolidated financial statements for further detail.

Also in June 2009, the CICA issued amendments to Section 3855, “Financial Instruments – Recognition and Measurement” effective for the company’s December 31, 2009 financial statements. The amendments clarified section 3855 with respect to the effective interest method, reclassification of financial instruments with embedded derivatives and eliminated the distinction between debt securities and other debt instruments and changed the categories to which debt instruments are required or are permitted to be classified.  These amendments did not have a significant impact on the financial statements.

FUTURE ACCOUNTING POLICY CHANGES
Business Combinations, Consolidated Financial Statements and Non-controlling Interests
In January 2009, the CICA issued three new accounting standards, Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.” Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital. This new standard will be applicable for acquisitions completed on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011. Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date and Section 1602 establishes standards for the accounting and presentation of non-controlling interest. These standards must be adopted concurrently with Section 1582.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

Property Acquisitions
Upon acquisition of commercial properties, we determine the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, above- and below-market leases, origination costs related to acquired in-place leases, and other identified intangible assets and assumed liabilities, and allocate the purchase price to the acquired assets and assumed liabilities. We assess and consider fair values based on estimated cashflow projections that utilize appropriate discount rates, as well as available market information. Estimates of future cashflows are based on a number of factors including historical operating results, known and anticipated trends, and market conditions. We also consider an allocation of purchase price to other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenant, the tenant’s credit quality and expectations of renewals. We record acquired above- and below-market leases at their fair value, using a discount rate which reflects the risks associated with the leases acquired, equal to the present value of the difference between: (1) the contractual amounts to be paid pursuant to each in-place lease; and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the leases for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Recorded amounts for in-place lease origination values are based on our evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during expected lease-up periods considering current market conditions and costs to execute similar leases. Land is recorded at appraised value and building is stated at a depreciated replacement cost.

The cost of acquisitions includes the purchase price of the property, legal fees and other acquisition costs.

Tenant Improvements
Our lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances. Amounts paid by us pursuant to such lease provisions are characterized as either the purchase of tenant improvements owned by the landlord or tenant inducements. When the payment is determined to be for tenant improvements owned by us, then the improvements are accounted for as an addition to commercial property and depreciated over their estimated useful life. If we determine that we are not the owner of the tenant improvements, then the property subject to the lease is the unimproved space and any payments made to the tenant under the lease are treated as tenant inducements, which reduce revenue over the term of the lease.

Depreciation and Amortization
Depreciation and amortization of commercial properties is based on the allocation of the acquisition cost to land, building, tenant improvements and intangibles, and their estimated useful lives, based on management’s estimates. The allocation of the acquisition cost and the determination of the estimated useful lives of the components significantly impact the computation of depreciation and amortization recorded over future periods and, accordingly, net income.

We apply the straight-line method of depreciation. Under this method, depreciation is charged to income on a straight-line basis over the remaining estimated useful life of the property. A significant portion of the acquisition cost of each property is allocated to building. In the event the allocation to building is inappropriate or the estimated useful life of buildings proves incorrect, the computation of depreciation will not be appropriately reflected over future periods.

Impairment of Assets
We review our long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. An asset is considered impaired when the undiscounted future cashflows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cashflows is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods, as well as the selection of discount and capitalization rates.

The fair value of mortgages receivable depends upon the financial stability of the issuer and the economic value of the underlying security.

Revenue Recognition
Base rental revenue, representing the total amount of contractual rent to be received from a lease, is reported on a straight-line basis over the term of each lease. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where we are required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. A free rent or straight-line rent receivable is recorded for rental income recognized in excess of rent payments actually received pursuant to the terms of the individual lease agreements. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.

In accordance with EIC-140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or a Business Combination,” we also recognize rental revenue of acquired in-place above- and below-market leases at their fair value over the terms of the respective leases.
Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with EIC Abstract No. 123, “Reporting Revenue Gross as a Principal versus Net as an Agent,” which requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, having discretion in selecting suppliers and taking credit risk.

Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. We consider a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break-even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than one year after completion of major construction. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property. To the extent a development or redevelopment property is leased and the tenant begins to occupy the space as phases of construction are substantially complete, we would recognize revenue and expenses in connection with those respective phases. An example of this was 1400 Smith Street, which we purchased as a development site in 2006. The building was 100% leased subsequent to the purchase. As floors of the building were substantially complete, the tenant moved in and we recognized revenue and expenses proportionately.

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

Fair Value of Financial Instruments
The fair value of commercial property debt is calculated based on the discount spread between the future contractual interest payments and future interest payments on similar mortgage debt based on a current market rate. In determining the current market rate, market spread is added to the quoted yields on federal government bonds with similar maturity dates to the debt in place. Because valuations of the financial instruments are based on these types of estimates, the fair values of financial instruments may change if the estimates do not prove to be accurate.

The fair values of derivative instruments are calculated using generally accepted pricing models. Derivatives are valued using market yields and forward rates appropriate for the duration of the instrument.

Tax
In accordance with GAAP, we use the liability method of accounting for future income taxes and provide for future income taxes for all significant income tax temporary differences.

Preparation of the financial statements requires an estimate of income taxes in the jurisdictions in which we operate. The process involves an estimate of our actual current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in future tax assets and liabilities which are included in our balance sheet. Judgment is required to determine the appropriate tax rate to be applied to tax attributes and an assessment must also be made to determine the likelihood that our future tax assets will be recovered from future taxable income. To the extent that recovery is not considered more likely than not, a valuation allowance must be provided.

Judgment is required in determining the provision for income taxes, future income tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

In the current year, a change in tax jurisdiction in which our interest in the U.S. Office Fund is held resulted in a 2.25% increase in the tax rate applicable to taxable temporary differences in the Fund, which accounted for $42 million of tax expense in 2009.

In 2008, we reduced our future tax liability by $479 million as a result of a reduction in the tax rates applied to the U.S. Direct properties on conversion of our U.S. commercial operations into a REIT.

U.S. Office Fund
Our interest in the Trizec portfolio is held, in part, through an indirect interest in TRZ Holdings LLC, an entity we established along with Blackstone to acquire Trizec. We have determined that TRZ Holdings LLC is a variable interest entity based on the characteristics of its equity. We consolidate TRZ Holdings LLC and the underlying portfolio of properties through our subsidiaries, as we are the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations.

Our joint venture partner in the U.S. Office Fund, Blackstone, has $398 million invested in the form of a redeemable equity interest in TRZ Holdings LLC that is reported in capital securities – fund subsidiaries in our consolidated balance sheets. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone's equity interest is classified as a liability (capital securities – fund subsidiaries) in our financial statements as we could be obligated to transfer assets to Blackstone as a result of Blackstone's put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties.

Prior to the 2009 reorganization of the U.S. Office Fund, certain contributions to the Fund by an institutional investor in the Brookfield Properties-led consortium were in the form of an unsecured debenture. The interest on this debenture is recorded in interest expense – capital securities – fund subsidiaries and in the current year includes a gain of nil (2008 – $38 million) representing the effect of a change in estimated future cash flows to settle the obligation.

RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.

At December 31, 2009, we had approximately $15 million (December 31, 2008 - $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Additionally, we renewed a $300 million line from BAM in the form of a two-year revolving credit facility to December 2010. The outstanding balance on this facility at December 31, 2009 was nil (December 31, 2008 – nil). Interest expense related to this indebtedness, totaled $1 million for the year ended December 31, 2009 compared to nil for the year ended December 31, 2008. We also have a balance on deposit with BAM of $648 million as of December 31, 2009, which is due on demand and earns interest at a rate of LIBOR plus 42.5 basis points (December 31, 2008 – nil). Interest income related to this loan totaled $2 million for the year ended December 31, 2009 (2008 – nil). Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2009 (2008 - $2 million). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The expense for the year ended December 31, 2009 was $1 million.

In the fourth quarter of 2009, the company entered into a joint venture arrangement with a subsidiary of BAM, which involved the acquisition of non-voting common shares in the joint venture for $12 million and the contribution of a limited partnership interest in a residential development subsidiary, Carma Developers LP (“CDLP”), to the joint venture in exchange for a senior note secured by the transferred limited partnership interest.  The company consolidates the joint venture and the underlying investment in CDLP as the joint venture is a variable interest entity and the company will absorb the majority of the variability of the joint venture.  The equity investment in the joint venture of $12 million has been reflected as an acquisition of residential development lands with a fair value of $3 million, recognition of $69 million of future income tax benefits that are more likely than not to be realized as a result of the transaction and a deferred credit of $58 million to be recognized in net income as the future income tax benefits are realized.  The transfer of the limited partnership interest in CDLP to the joint venture was recorded at its carrying value.

PART VIII - BUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK

The consequences of the downturn in the economy, including a rise in unemployment, a drop in consumer and business confidence and spending, and nearly non-existent debt markets, had an adverse impact on the real estate industry through the first half of the year. Leasing demand in most of our markets tempered and vacancy rates began to rise which put downward pressure on rents and economic fundamentals. However, the second half of the year started to show signs of improvement as leasing activity accelerated and leasing economics stabilized. Despite increasing vacancy across our markets, in some cases double digits, our portfolio ended the year at 93.8% occupied only 90 basis points lower than the beginning of the year, which speaks to the high quality of our properties and tenants relative to the broader market. With only 4.4% of the space within our portfolio scheduled to come off lease in 2010, our strong tenant lease profile, low vacancies, low lease roll-over exposure and rental rates in most properties that are substantially below current market rates, we have a high level of confidence that we can achieve our operating targets in 2010. Furthermore, the general lack of development, especially in the central business districts, has created stability from a supply perspective.

The market for our residential operations was challenging through the first half of 2009 but improved measurably in the second half as the economy began to stabilize and home purchasers benefitted from lower prices and interest rates. As a result, the over-supply in our markets has reduced significantly. Operating margins which were impacted by lower prices in 2009 will likely improve through 2010 as a result of lower input costs. Our Alberta operations continue to benefit from the expansion of activity in the oil industry; however, growth will definitely be tempered in the province by the effect of volatile oil prices. Most of our land holdings were purchased in the mid-1990’s or earlier and as a result have an embedded cost advantage today and should, accordingly, continue to benefit from favorable margins, although likely more in line with historical margins.

While we remain committed to commercial property development and redevelopment opportunities, in the current market conditions, our focus is on completing the construction of our underway development pipeline on time and budget, and continuing to make progress on leasing. Any new development will have to provide appropriate risk-adjusted returns, have substantial pre-leasing commitments and be financeable before we would be willing to proceed.

Looking longer term, with a solid platform consisting of a strong balance sheet, a well-leased portfolio with below-market net rents, a 15 million square foot development and redevelopment pipeline and financial flexibility, Brookfield Properties is well-positioned to continue to deliver on its commitments to shareholders.

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2009 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to us by others within those entities.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our company’s internal control over financial reporting that occurred during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management has also evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009, and based on that assessment determined that our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 76 of this annual report.

Bryan K. Davis
Senior Vice President and Chief Financial Officer
March 5, 2010

DISTRIBUTIONS

Distributions paid by the company during the year ended December 31, 2009 and in the past three fiscal years are as follows:

Currency		Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Common shares(1)	US$	$0.5600	$0.5600	$0.5500	$0.5100
Class A preferred shares(2)	C$	0.0833	0.0833	0.0833	0.0833
Class AA Series E preferred shares	C$	0.4480	0.8776	1.0178	0.9922
Class AAA Series E preferred shares	C$	0.4267	0.8457	0.4830	1.0082
Class AAA Series F preferred shares	C$	1.5000	1.5000	1.5000	1.5000
Class AAA Series G preferred shares	US$	1.3125	1.3125	1.3125	1.3125
Class AAA Series H preferred shares	C$	1.4375	1.4375	1.4375	1.4375
Class AAA Series I preferred shares	C$	1.3000	1.3000	1.3000	1.3000
Class AAA Series J preferred shares	C$	1.2500	1.2500	1.2500	1.2500
Class AAA Series K preferred shares	C$	1.3000	1.3000	1.3000	1.3000
Class AAA Series L preferred shares	C$	0.4531	—	—	—

(1) Per share amounts have been restated to reflect the impact of the three-for-two common stock splits effective May 4, 2007
(2) Per share amounts have been restated to reflect the impact of the nine-for-four class A preferred share stock split effective May 4, 2007